SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 01, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A free translation of the original in Portuguese)

TAM S.A. and
its Subsidiaries
Unaudited Consolidated
Financial Statements
at September 30, 2006 and December 31, 2005

Report of Independent Accountants
on Limited Reviews

To the Board of Directors and Shareholders
TAM S.A.

1
We have carried out limited reviews of the consolidated balance sheet of TAM S.A. and its subsidiaries (the "Company") as of September 30, 2006 and of the related statements of income, of changes in shareholders’ equity and of changes in financial position for the quarters and nine- month periods ended September 30, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements.

2
Our reviews were conducted in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and mainly comprised the application of analytical review procedures to financial data and inquiries of personnel responsible for accounting and financial matters about the criteria applied in the preparation of the financial statements. Because these procedures do not comprise an audit carried out in accordance with approved Brazilian auditing standards, we do not express an opinion on these financial statements.

3
Based on our limited reviews, we are not aware of any material modifications that should be made to the financial statements reviewed by us in order for them to be in accordance with accounting practices adopted in Brazil.

4
Our reviews were conducted for the purpose of issuing a report on the basic financial statements, taken as a whole. The consolidated statement of cash flows is presented for purposes of additional analysis and is not a required part of the basic financial statements. This consolidated information has been subjected to the same review procedures described above and we are not aware of any material modifications that should be made in relation to the financial statements taken as a whole.

TAM S.A.

5
The consolidated financial statements also include accounting information as of December 31, 2005. We audited such information at the time it was prepared, in connection with the audit of the financial statements as of and for the year then ended, on which we issued an unqualified opinion dated February 14, 2006.

São Paulo, October 31, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Henrique Luz
Contador CRC 1RJ045789/T-2 “T” SP 002332

TAM S.A. and Subsidiaries

Condensed Consolidated Interim Balance Sheets
at September 30, 2006 (unaudited) and December 31, 2005
In thousands of reais

Assets	September 30, 2006	December 31, 2005

Current
Cash and banks	103,997	92,935
Financial investments	2,130,385	902,517
Customer accounts receivable	921,562	763,165
Inventories	103,051	104,565
Taxes recoverable	53,913	43,035
Advances to aircraft manufacturers	204,714	100,995
Deferred income tax and social contribution	22,722	23,782
Prepaid expenses	89,528	129,479
Other receivables	154,307	21,758

	3,784,179	2,182,231

Long-term assets

Deposits in guarantee	130,752	118,660
Deferred income tax and social contribution	120,048	166,236
Judicial deposits	55,593	55,877
Other assets	25,761	12,466

	332,154	353,239

Permanent assets
Other investments	71	70
Property, plant and equipment	778,400	768,606
Deferred charges	896	6,662

	779,367	775,338

Total assets	4,895,700	3,310,808

(continued)

Liabilities and shareholders’ equity	September 30, 2006	December 31, 2005

Current liabilities
Suppliers	318,421	282,048
Financial lease and operating lease liabilities	112,161	118,448
Short-term debt	77,788	62,049
Debentures	32,063	26,109
Salaries and payroll charges	164,618	134,048
Advance ticket sales	784,067	557,647
Taxes and tariffs payable	53,924	35,156
Income tax and social contribution payable	23,997	27,073
Dividends payable	360	29,405
Other liabilities	132,156	121,146

	1,699,555	1,393,129

Long-term liabilities
Financial lease and operating lease liabilities	257,340	151,405
Long-term debt	105,850	155,703
Debentures	523,510	33,244
Deferred income tax and social contribution	60,395	63,287
Provision for contingent liabilities	726,322	654,101
Reorganization of Fokker 100 fleet	66,593	85,004
Other liabilities	792	1,906

	1,740,802	1,144,650

Deferred income	11,099	11,099

Minority interest	2,515	1,843

Shareholders’ equity
Capital	675,000	153,909
Capital reserve	102,855	350,782
Revaluation reserve	154,829	161,196
Legal reserve	5,988	5,988
Retained earnings reserve	88,212	88,212
Retained earnings	414,845

	1,441,729	760,087

Total liabilities and shareholders’ equity	4,895,700	3,310,808

The accompanying notes are an integral part of the financial statements.

TAM S.A. and Subsidiaries

Condensed Consolidated Interim Statement of Operations
Three and nine months periods ended September 30, 2006 and 2005
(Unaudited)
In thousands of reais, except amounts per thousand shares

			For the nine-month period
	3rd quarter of		ended September 30,

	2006	2005	2006	2005

Gross operating revenue
Air transportation revenues
Domestic	1,460,663	1,156,452	3,876,598	3,017,324
International	453,461	283,740	1,070,101	741,144
Cargo	123,989	99,600	339,611	285,665
Other operating revenues	137,441	70,258	377,050	208,488

	2,175,554	1,610,050	5,663,360	4,252,621
Taxes and deductions	(99,507)	(70,407)	(265,292)	(185,763)

Net operating revenue	2,076,047	1,539,643	5,398,068	4,066,858
Cost of services rendered	(1,283,785)	(996,599)	(3,460,158)	(2,724,999)

Gross profit	792,262	543,044	1,937,910	1,341,859

Operating income (expenses)
Selling	(329,626)	(282,649)	(849,761)	(792,125)
General and administrative	(111,508)	(81,013)	(307,997)	(240,525)
Management fees	(1,477)	(9,619)	(16,087)	(21,154)
Financial expenses	(70,265)	(42,233)	(241,076)	(123,670)
Financial income	70,987	19,026	170,471	40,545
Other operating expenses, net	(29,497)	(7,098)	(61,290)	(14,281)

	(466,836)	(403,586)	(1,305,740)	(1,151,210)

Operating income	325,426	139,458	632,170	190,649

Non-operating income (expense), net	1,901	3,382	11,518	(8,287)

Income before income tax and
social contribution	327,327	142,840	643,688	182,362

Income tax and social contribution
Current	(87,811)	(55,037)	(188,557)	(80,280)
Deferred	(26,519)	5,547	(33,365)	19,838

Income before minority interest	212,997	93,350	421,766	121,920

Minority interest	(283)	(82)	(708)	174

Net income for the period	212,714	93,268	421,058	122,094

Shares at the end of the period

Net income per thousand shares at the end
of the period	1.41279	0.64743	2.79656	0.84753

The accompanying notes are an integral part of the financial statements.

TAM S.A. and Subsidiaries

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity
Nine months periods ended September 30, 2006 and 2005
(Unaudited)
In thousands of reais

		Capital reserve		Income reserve

					Retained	Retained earnings
	Capital	Share	Revaluation	Legal	earnings	(accumulated
		premium	reserve	reserve	reserve	deficit)	Total

At December 31,2004	120,749		137,669			(67,621)	190,797

Issue of shares by cash subscription	33,160	350,782					383,942
Adjustment of tax effects on revaluation of subsidiaries			1,163				1,163
Realization of revaluation reserve adjustment of 2004			(187)			187
Realization of revaluation reserve, net			(2,740)			2,740
Net income for the period						122,094	122,094

At September 30,2005	153,909	350,782	135,905			57,400	697,996

At December 31,2005	153,909	350,782	161,196	5,988	88,212		760,087

Capital increase from issue of shares by cash subscription	34,316	238,848					273,164
Capitalization of reserve	486,775	(486,775)
Fidelity Frequent Flyers´ program (Note 19 (g))						(8,919)	(8,919)
Realization of revaluation reserve, net			(2,706)			2,706
Reversal of revaluation reserve from aircraft and motor disposal			(3,661)				(3,661)
Net income for the period						421,058	421,058

At September 30,2006	675,000	102,855	154,829	5,988	88,212	414,845	1,441,729

The accompanying notes are an integral part of the financial statements.

TAM S.A. and Subsidiaries

Condensed Consolidated Interim Statement of Changes in Financial Position
Three and nine months periods ended September 30, 2006 and 2005
(Unaudited)
In thousands of reais

			For the nine-month period
	3rd quarter of		ended September 30,

	2006	2005	2006	2005

Financial resources were provided by:

From operations
Net income for the period	212,714	93,268	421,058	122,094
Expenses not affecting working capital

Amortization of goodwill	179	179	538	1,162
Depreciation and amortization	25,611	21,440	72,806	63,105
Residual value of disposals of property
and equipment and investment	5,199	930	10,592	5,219
Deferred income tax and social contribution	26,519	(10,506)	28,770	(15,279)
Provision for contingencies	47,863	54,352	72,221	117,360
Monetary and exchange variations on
long-term receivables and liabilities	772	(7,803)	(9,000)	(28,103)
Minority interest	283	82	708	(112)

	319,140	151,942	597,693	265,446

Stockholders
Capital increase		306	34,316	33,160
Goodwill from the subscription of shares		3,243	238,848	350,784

		3,549	273,164	383,944

Third parties
Transfer from long-term assets to current	941	9,423	16,053	23,229
Debentures	508,486		508,486
Increase in long-term liabilities	31,547	23,188	131,980	25,397

	540,974	32,611	656,519	48,626

Total funds provided	860,114	188,102	1,527,376	698,016

continued

			For the nine-month period
		3rd quarter of	ended September 30,

	2006	2005	2006	2005

Financial resources were used for:
Operations
Property, plant and equipment	47,515	35,213	93,269	68,737
Deferred charges
Increase in long-term receivables	23,351	11,658	32,181	13,549
Transfer from long-term to current liabilities	38,565	22,499	97,485	73,769
Prior year adjustment		(187)	8,919

Total funds used	109,431	69,183	231,854	156,055

Increase in working capital	750,683	118,919	1,295,522	541,961

Changes in working capital

Current assets
At the end of the period	3,784,179	1,822,899	3,784,179	1,822,899
At the beginning of the period	2,920,911	1,565,314	2,182,231	1,133,277

	863,268	257,585	1,601,948	689,622

Current liabilities
At the end of the period	1,699,555	1,218,616	1,699,555	1,218,616
At the beginning of the period	1,586,970	1,079,950	1,393,129	1,070,955

	112,585	138,666	306,426	147,661

Increase in working capital	750,683	118,919	1,295,522	541,961

TAM S.A. and Subsidiaries

Condensed Consolidated Interim Statement of Cash Flow
Three and nine months periods ended September 30, 2006 and 2005
(Unaudited)
In thousands of reais

			For the nine-month period
	3rd quarter of		ended September 30,

	2006	2005	2006	2005

Cash flows from operating activities

Net income for the period	212,714	93,268	421,058	122,094
Adjustments to reconcile net income to cash provided by
operating activities
Depreciation and amortization	25,611	21,440	72,806	63,105
Amortization of goodwill	179	179	538	1,162
Deferred income tax and social contribution	26,519	(5,547)	33,365	(19,838)
Provision for contingencies	47,863	54,352	72,221	117,360
Residual value of long lived assets
disposals	5,199	930	10,592	5,219
Monetary and exchange variations, net	17,282	(4,901)	20,481	(16,513)
Minority interest	283	82	708	(112)
Other provisions	19,531	2,132	17,688	2,781

(Increase) decrease in assets
Trade accounts receivable	(128,434)	(61,820)	(178,467)	(158,339)
Taxes recoverable	(574)	(34,076)	(10,878)	(65,314)
Inventories	12,962	(1,166)	2,108	(11,763)
Prepaid expenses	912	5,461	12,582	15,227
Deposits in guarantee	(14,075)	310	(18,729)	(527)
Judicial deposits	(3,540)	(1,022)	259	(2,818)
Provision income tax and social contribution	9,799	16,688	17,116	24,090
Advances to aircraft manufacturers	(40,418)	(34,059)	(103,719)	(50,187)
Other receivables	(71,964)	1,391	(118,892)	(14,697)

Increase (decrease) in liabilities
Suppliers	10,003	50,201	36,373	(15,366)
Salaries and payroll charges	29,612	18,701	30,570	724
Advance ticket sales	93,553	34,586	226,420	93,440
Taxes and tariffs payable	2,222	(14,865)	18,768	(13,871)
Financial and operating lease	(14,917)	(7,724)	(11,962)	(37,869)
Income tax and social contribution payable	1,247	38,508	(3,076)	53,119
Other liabilities	(21,778)	3,782	(13,989)	25,343

continued

			For the nine-month period
		3rd quarter of	ended September 30,

	2006	2005	2006	2005

Net cash provided by operating activities	219,791	176,831	533,941	116,450

Cash flows from investing activities

Acquisition of property, plant and equipment	(47,515)	(35,213)	(93,269)	(68,737)

Net cash provided by (used in) financing activities	(47,515)	(35,213)	(93,269)	(68,737)

Cash flows from financing activities

Cash subscriptions to increase capital		3,549	273,164	383,942
Dividends			(29,045)
Debt including financial and operating lease
Loans received	330,146	160,336	941,272	328,305
Repayments	(333,848)	(141,736)	(874,958)	(329,803)
Proceeds from issue of debentures	508,486		508,486
Payment of Debentures	(7,103)	(6,222)	(20,661)	(18,990)

Net cash provided by financing activities	497,681	15,927	798,258	363,454

Increase in cash and banks and financial investments	669,957	157,545	1,238,930	411,167

Cash and banks and financial investments at the
end of the period	2,234,382	708,028	2,234,382	708,028
Cash and banks and financial investments at the
beginning of the period	1,564,425	550,483	995,452	296,861

Change in cash and cash equivalents	669,957	157,545	1,238,930	411,167

TAM S.A. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Information
at September 30, 2006 and 2005 (unaudited) and
December 31, 2005
In thousands of reais, unless otherwise indicated

1 Operations

1.1 Company Objectives and Activities

TAM S.A. ("TAM'' or "Company'') was incorporated in 1997, with the objective of investing in companies which carry out air transportation activities. The Company's principal subsidiary, TAM Linhas Aéreas S,A, ("TLA''), operates scheduled flights carrying passengers and cargo within Brazil and internationally. The Company is also majority shareholder in Transportes Aéreos del Mercosur S.A. ("Mercosur''), an airline headquartered in Asunción, Paraguay, which operates scheduled flights in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

The TLA consolidates its financial statements with those of its subsidiary Fidelidade Viagens e Turismo Ltda. (Fidelidade). Fidelidade operates as a travel and tourism agency under the name of TAM Viagens.

On July 15, 2005, following the over-allotment option being exercised by underwriters, the Company concluded a public offering of its shares on the São Paulo Stock Exchange (BOVESPA), which raised funds for the acquisition/lease of aircraft to renew and expand its fleet, in line with its strategy to increase and consolidate its leadership in the domestic market and selectively increase participation in the international market. On March 10, 2006 the Company made a further public offering of its shares on both the São Paulo Stock Exchange (BOVESPA) and the New York Stock Exchange (NYSE), which was concluded on April 6, 2006 following the exercising of an option for a supplemental block of shares as foreseen in the Preference Share Distribution contract.

1.2 Risk Factors and their management

As a result of its activities, the Company´s administration takes risks inherent to its operations, related to the market, legislation, reputation, operational and management systems, solvency, credit risks, liquidity, exchange variations, utilization of guarantees, mortgages and liens etc., as well as risks outside of its control such as moratoriums, the partial or total closing of markets, changes in monetary policy and sovereign risk.

The monitoring of theses risks is the responsibility of Company management who use techniques, analyses and controls which envisage the minimization of their effects, but which cannot however guarantee the total elimination of the risks to which the Company is subject.

2 Presentation of the interim financial information

The consolidated financial statements for the quarter were prepared in accordance with accounting practices adopted in Brazil, based on the Corporation Law, the standards determined by the Brazilian Securities Exchange Commission (CVM), accounting standards determined by IBRACON (Brazilian Institute of Independent Auditors) and the chart of accounts defined by the National Civil Aviation Agency – ANAC, (formerly the Civil Aviation Department - DAC).

The Company has formally agreed with the São Paulo Stock Exchange – BOVESPA, to adopt differentiated corporate governance practices – Level 2. The Company’s financial statements meet the additional requirements of the Level 2 corporate governance practices.

3 Summary of Significant Accounting Practices

(a) Determination of results of operations

Income and expenses are recognized on the accrual basis of accounting. Revenue is recognized, as follows:

(i) air transportation revenues (passengers and cargo) are recognized when transportation services are rendered;

(ii) tickets sold but not yet used are termed "advances from ticket sales" and are registered as current liabilities;

(iii) Other operational income from sales and/or services represents fees from changing flight reservations, chartering of aircraft, partnerships with the Fidelity program for frequent flyers (TAM Fidelity Program), expired tickets, and other services, which are recognized when the service is provided.

(b) Accounting estimative

The accounting estimates, which are reviewed quarterly, were based on objective factors and management’s judgment to determine the appropriate amounts to be recorded in the interim financial information. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, allowance for inventory losses, deferred income tax, provision for contingencies, valuation of derivative instruments, liabilities related to employees’ benefits and liabilities arising from the frequent flyer program. Actual results can present differences to those expected.

(c) Foreign currency

Assets and liabilities, including the subsidiary headquartered abroad, denominated in foreign currencies were translated into Reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statements of operations.

(d) Current and Long-term Assets

    (i) Financial investments

Financial investments are recorded at cost plus income accrued.

    (ii) Allowance for doubtful accounts

The allowance for doubtful accounts receivable is established in an amount considered sufficient by management to cover expected losses incurred in the collection of those credits.

    (iii) Inventories

Inventories, consisting substantially of parts and materials to be used in maintenance and repair services, are stated at the average purchase cost, which is lower than replacement cost. Additionally, inventories are reduced by a provision for losses with obsolete items, when applicable.

    (iv) Other current receivables and long-term assets

Stated at their net realizable values.

(e) Permanent assets

    (i) Goodwill and negative goodwill

Goodwill arising on the purchase of TLA, is substantially based on expected future profitability, and is being amortized over ten years, as from the date on which benefits started to be generated. For consolidation purposes this goodwill is recorded as a deferred asset in conformity with accounting principles generally accepted in Brazil.

Negative goodwill arising from the acquisition of TAM Mercosur is considered to arise due to other economic reasons (art. 21, line c of the CVM Instruction 1/78) and will be amortized upon the eventual divestiture or extinction of the assets, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. For consolidation purposes the balance was reclassified as “Deferred Income!” in conformity with accounting principles generally accepted in Brazil.

    (ii) Property, plant and equipment

Property, plant and equipment is recorded at the cost of acquisition, formation or construction, plus annual revaluation of certain asset types. Depreciation is recorded using the straight-line method (Note 11), and takes into account the estimated useful lives of assets.

Maintenance expenses and overhaul costs are recorded within cost of services rendered as incurred.

    (iii) Deferred charges

Deferred charges, as featuring in the consolidated position, substantially comprises goodwill on the acquisition of TLA.

(f) Current and long-term liabilities

Current and long-term liabilities are stated at the known or estimated amounts, including, when applicable, accrued charges, indexation and exchange rate variations.

(g) Provision for contingent liabilities

Provisions are recognized when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(h) Advance ticket sales

Advances from ticket sales represent obligations to transport passengers related to tickets sold in the last twelve months and not yet used. These amounts are recognized as income when the associated service is carried out, or upon expiry.

(i) Benefits to employees

TLA sponsors private defined contribution and defined benefit pension plans, In accordance with CVM Deliberation No. 371/00, the Company recognizes the actuarial liability, which was initially calculated in 2001, in the statements of operations, over a five year period. For subsequent periods, obligations are recognized when they arise.

(j) Income tax and social contribution

Income and social contribution taxes, current and deferred, are recorded based on the effective rates of the income tax and social contribution on net income, and consider the offsetting of tax loss carryforwards and negative basis of social contribution, limited to 30% of the annual taxable income.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371/02, and consider past profitability and expectations of future taxable income, based on a technical viability study.

The Company also recognizes deferred income tax and social contribution liabilities on surpluses generated by the restatement of assets.

(k) Leases

Leases are recorded as follows:

• Financial leases – When a lease contract for an asset related to the Company’s operations contains a bargain purchase option, the original cost of the leased asset is recorded as "property, plant & equipment" against current and long-term leasing obligations;

• Operating leases - Refer to leases without a purchase option clause. Liabilities and the respective expenses of the lease installments are recorded in the income statement when incurred, as “Cost of services rendered”.

(l) Financial instruments

TLA contracts operations involving financial instruments with the objective of mitigating exposure to interest rate risk, exchange rate risk and fuel price variations. These risks are managed by defining operational strategies and establishing control systems. Gains and losses on these operations are recorded based on the updated values as per the curve of the bond or instrument, as positions are maintained until their due date.

(m) TAM Fidelidade Program

The Company sponsors a program to reward frequent flyers (TAM Fidelity program), whereby points are accumulated on TAM flights or flights with partner airline companies, by making purchases using the TAM Fidelity credit card, or by using services and products furnished by TAM´s partners.

At September 30 2006, subsidiary TLA's customers have earned points which have still not been utilized.

The Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and accrued a provision for future liabilities relating to the Fidelidade program. Until the year ended December 31, 2005, such amounts were set out in an Explanatory Note and recorded as incurred. The effect of this change – in the amount of R$ 8,919 net of the tax effect of R$ 4,597 – was recorded directly to Shareholders' Equity under Retained Earnings.

Income arising from TAM's partners on the program is recorded as received.

(n) Financial Statements

The accounting policies have been consistently applied by the consolidating companies and are consistent with those used in previous periods.

The financial statements of consolidated subsidiaries except for those relating to the exclusive investment funds, have been reviewed by independent auditors, who have issued special limited review reports without qualification.

The consolidated financial statements include the financial statements of TAM and its subsidiaries, as listed below:

		Economic ownership

	Date of consolidated	September	December
	financial statements	30, 2006	31, 2005

TAM Linhas Aéreas S.A.	September 30, 2006	100.00	100.00
Fidelidade Viagens e Turismo Ltda.	September 30, 2006	99.99	99.99
Transportes Aéreos del Mercosur S.A.	August 31, 2006	94.98	94.98

Description of main consolidation procedures:

(i) Elimination of intercompany asset and liability account balances.

(ii) Elimination of investment in the subsidiaries' capital, reserves and retained earnings.

(iii) Elimination of intercompany income and expense balances.

(iv) Identification of minority interests in subsidiaries and their highlighting in the consolidated financial statements.

(v) Additionally, the restatement of Mercosur's property, plant and equipment has been considered in the consolidated financial statement, in order to assure consistency with the Company's accounting practices, without having been recorded in the corporate books in the country of origin.

(vi) The shareholders’ equity of the company headquartered abroad (Mercosur) was translated into Reais at the exchange rate in effect on the interim close date.

(vii) The company consolidated its investment in the “Exclusive Investment Funds” in its financial statements and the income from these funds was recognized in the “Financial income” account as set out in Note 4.

(o) Supplementary information

In order to provide additional clarity and transparency to the market, the Company is disclosing its statement of cash flows as supplementary information.

The cash flow statement was prepared in accordance with standards approved by the Brazilian Institute of Independent Auditors – IBRACON. It discloses the main operations that affected the Company's cash and financial investments.

4 Financial investments

		September	December
	Income (weighted verage)	30, 2006	31, 2005

Denominated in local currency
Investment funds		14,387	416,535
	100.5% to 108.0% of CDI
Bank deposit certificates - CDB	(101.8% of CDI)	161,215	153,339
Interest-earning bonds
Fixed interest	13.6% to 13.9% (13.7%)	1,185,092	138,426
	99.9% to 136.0% of CDI
Variable	(105.7% of CDI)	451,489	97,196
	IPCA + 9.0% to
Variable	9.6% (9.5%)	219,222	10,766
Overnight		19,557	46,639
Variable interest investments (shares)		16,887
	100.0% to 103.5% CDI
Debentures	(101.6% CDI)	38,584	18,775
Others		199	7,046

		2,106,632	888,722

Denominated in foreign currency
Fixed income investment funds		23,753	13,795

		2,130,385	902,517

Investment funds:

  Spitfire II Fundo de Investimento em Quotas de Fundos de Investimento Multimercado;
  Constellation Fundo de Investimento Multimercado;
  Credit Suisse 14 Bis Fundo de Investimento em Multimercado de longo prazo;
  Fundo de Investimento Multimercado First Class;
  Stearman Fundo de Investimento Multimercado;
  Cruiser Fundo de Investimento Multimercado; and
  Tucano Fundo de Investimento Multimercado.

These funds are designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the interbank interest rate – also known as DI.

After a ninety day period, investments can be sold without loss of income.

5 Customers accounts receivable

(a) Composition of balances

			September	December
			30, 2006	31, 2005

	Domestic	International	Total	Total

Credit cards	474,609	10,344	484,953	406,107
Travel agencies	246,677	23,970	270,647	244,476
Account holders	24,372	7,939	32,311	21,310
Other airlines	10,869	31,314	42,183	33,885
Cargo agencies	4,397	9,559	13,956	12,290
Post-dated checks	14,380		14,380	18,506
Others	88,134	21,218	109,352	58,127

Total	863,438	104,344	967,782	794,701

Allowance for doubtful accounts	(41,012)	(5,208)	(46,220)	(31,536)

Total	822,426	99,136	921,562	763,165

(b) Allowance for doubtful accounts

	September	December
	30, 2006	31, 2005

At the beginning of the period	31,536	30,400
Increases (recorded as sales expenses) in the period	33,881	5,802
Recoveries in the period	(19,197)	(4,666)

Balance at the end of the period	46,220	31,536

6 Inventories

(a) Composition of balances

	September	December
	30, 2006	31 ,2005

Spare parts and material for repairs and maintenance	105,708	108,672
Other inventories	8,982	8,420

Total	114,690	117,092
Provision for loss on realization	(11,639)	(12,527)

Total	103,051	104,565

Other inventories basically comprise items in stores.

(b) Movement in provision for loss on realization of inventory

The changes in provision for obsolete inventories are summarized as follows:

	September	December
	30, 2006	31, 2005

Balance at beginning of period	12,527	12,520
Additions	547	4,171
Reversals	(1,435)	(4,164)

Balance at the end of period	11,639	12,527

7 Advances to aircraft manufacturers

The Company has made contractual pre-payments to AIRBUS Industrie, as part of its program to acquire A-320 and A-350 aircraft. Amounts outstanding at September 30, 2006 amounted to R$ 204,714 (December 31, 2005 - R$ 100,995), equivalent to US$ 94,156 thousand (December 31, 2005 – US$ 43,147 thousand).

The amounts disbursed are reported as advances and classified as current assets, since the subsidiary Company TLA is guaranteed reimbursement of these prepaid amounts when the aircraft are delivered by the manufacturer in the coming year, and the consequent formality of contracting a loan or lease is concluded. In addition, to meet the payment conditions established by contract, the company offered promissory notes guaranteed by TAM totaling at September 30, 2006 – US$ 57,271 thousand (December 31, 2005 - US$ 59,035 thousand).

8 Deposits in guarantee

Deposits and collateral in guarantee associated with the lease contracts for aircraft and turbines are stated based on the U.S. dollar exchange rate, with interest at the LIBOR rate and a spread of 1% per annum. The terms for redemption of the deposits and collateral are defined in the lease agreements.

9 Related-party transactions

During the nine months ended September 30, 2006, the TLA received from Táxi Aéreo Marília S.A. ("Marília''), R$ 969 (3rd quarter of 2005 – R$ 1,572), as a reimbursement of costs for using a small part of its structure, such as the import area, personnel department and aircraft insurance. Marília has indirect shareholders common to TLA.

The operations performed between the companies were carried out under normal market conditions.

The Company and its subsidiaries signed a contract with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor'') for the right to use the "TAM'' brand. This contract establishes a monthly fee, which amounted to R$ 10,534 for the nine month period ended September 30, 2006 (2005.09.30 – R$ 8,882) and was recorded as "Administrative expenses".

10 Property, plant and equipment

			September	December
			30, 2006	31, 2005

					Annual
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rate - %

Flight equipment	752,164	(326,569)	425,595	443,131	3 a 10
Land and Buildings	210,695	(11,417)	199,278	177,210	1.73 a 3
Computers and software	91,259	(38,514)	52,745	44,883	20
Machinery and equipment	62,838	(29,737)	33,101	34,044	10
Furniture, fixtures and
facilities	21,230	(11,456)	9,774	9,711	10
Vehicles	33,638	(26,498)	7,140	5,867	20
Construction in progress	35,926		35,926	42,150
Other	25,811	(10,970)	14,841	11,610	4 a 20

	1,233,561	(455,161)	778,400	768,606

The line “Flight equipment” includes motors and spare parts. “Others” principally comprises improvements carried out to the runway at the São Carlos Technology Center.

The weighted annual average rate of depreciation for flight equipment is 8.64%, for buildings it is 2.77% and for others it is 6.13% .

Mortgages were taken out on property and property improvements of subsidiary TLA in the amount of R$ 110,499 to guarantee some loans (Note 11).

(b) Valuations (Note 19 (c))

TLA, consistent with its accounting criteria of "Revalued market value", updated its valuation of aircraft engines and properties at November 30, 2005, based on an independent revaluation report issued, which was approved at the Extraordinary Board Meeting held on December 28, 2005. This restatement resulted in an increase in shareholders' equity of R$ 35,963 or R$ 25,577 net of tax. The revaluation was based on the current fair market value of the assets in the condition they were found. When applicable, new estimates of useful lives of these items were determined.

Mercosur, revalued it aircraft engines and property at November 30, 2005, based on an independent revaluation report by Ing. Blas Pessolani, Aero Centro S.A. e Tizado Corporate. This restatement resulted in an increase in the Company's shareholders' equity, of R$2,152. The revaluation was based on the current fair market value of the assets in the condition they were found.

As required by CVM Deliberation No. 183/95, the realized part on of the revaluation reserve must be appropriated to Retained earnings. In the quarter ended September 30, 2006 a transfer of R$ 876 was made (December 31, 2005 – R$ 3,852).

11 Short and long-term debt

		Annual interest (weighted	Payment terms and	September	December
	Guarantees	average)	final due date	30, 2006	31, 2005

Local currency denominated

Computer equipment lease	Promissory note R$ 12,999	2.42% - 20.23% (15.11%)	Monthly amortization through 2009	16,104	29,393

Computer equipment lease	Promissory note R$ 19,418	CDI + 0.36% - 3.0% (4.29%)	Monthly amortization through 2009	21,233

FINEM – Sub crédito A	Lien over assets and accounts receivable	TJLP + 4.5% (6.45%)	Monthly amortization through 2011	68,614	63,515

FINEM – Sub crédito B	Lien over assets and accounts receivable	Basket of currencies BNDES + 3.50% (3.54%)	Monthly amortization through 2012	11,036

Compror	Promissory note R$ 32,098	14.21%	Monthly amortization through 2006	53,077	46,848

Other	Promissory note R$ 6,995	TJLP +5.5% to 10.5% (12.15%)	Monthly amortization through 2011	6,538	8,474

Total local currency denominated				176,602	148,230

		Annual interest (weighted	Payment terms	September	December 31,
	Guarantees	average)	and final due date	30, 2006	2005

Foreign currency denominated

Refinancing of lease	Letter of credit	Fixed rates – monthly payments of US$ 53 thousand	Monthly until 2022	14,390	15,922

Financing of machinery and equipment	Deposits in guarantee	Monthly Libor + 5% (9.8%)	Monthly until 2008	2,082	2,974

FINIMP	Promissory note US$ 21,520	Annual Libor + 0.72% to 6.32% (6.28%)	Annual amortization through 2009	137,681	102,361

Working Capital – IFC	Deposits in guarantee	Semi-annual Libor+ 3.0% (8.4%)	Semi-annual 2012	37,981

Other	Promissory note US$ 3,165 thousand	Fixed interest of 8.5% (8.5%)	Semi-annual amortization through 2006	413

Other	Promissory note US$ 2,252 thousand	Semi-anual LIBOR+ 2.5% (2.5%)	Semi-annual amortization through 2006	335

Other	Lien	Fixed interest 8.5%	Monthly until 2007	17	366

Total foreign currency denominated				192,899	121,623

Total local and foreign currency denominated				369,501	269,853

Less: Short term debt				(112,161)	(118,448)

Long-term debt				257,340	151,405

FINIMP - Import Financing.
FINEM - Government Agency for Machinery and Equipment Financing.
TJLP - Long-term Interest Rate.
CDI - Interbank Deposit Certificate.

Long-term amounts mature as follows:

	September	December
Year	30, 2006	31, 2005

2007	33,388	58,832
2008	72,417	41,764
2009	92,471	13,377
2010	23,238	13,419
2011	21,650	12,413
2012	4,036	11,600
After 2012	10,140

	257,340	151,405

On December 16, 2005, the Company signed a loan agreement contract with the International Finance Corporation – IFC – in the amount of US$ 50 million, of which US$ 33 million will be used as advances to aircraft manufacturers for aircraft to be acquired for its fleet and US$ 17 million as working capital. In the six months ended June 30, 2006, the US$17 million working capital portion was drawn down. The remainder will be made available as from July 2006. Guarantee contracts, contracts permitting liens on equipment and contracts giving liens on accounts receivable have been offered to secure the loan.

12 Leases Payable

		Monthly
	Annual financial	amortization and	September	December
	charges	final due date	30, 2006	31, 2005

Foreign currency denominated

Airbus 319/Airbus 320 engines (i)	Semi-annual LIBOR + 1.5% (1.5%)	2015	48,357	60,347

Airbus A330 engines and spare parts (ii)	Monthly LIBOR + 7.23% + 1.5% (6.74%)	2009	6,511	8,467

Fokker 100 engines (iii)	Fixed interest of 1.2%	2006		255

Refinancing of operational lease instalments (iv)	Monthly LIBOR (6.29%)	2017	25,164	32,984

	Semi-annual LIBOR + 1.25% to 2.1% (6.2%)	2011	91,102	95,942

	Three-month LIBOR + 1.75% (8.5%)	2009	6,196	8,430

	Fixed interest of from 1.12%	2009	6,308	11,327

			183,638	217,752

Less: current			(77,788)	(62,049)

Long-term liabilities			105,850	155,703

(i) Airbus A319/Airbus A320. Financing of engines and spare parts for Airbus A319 and Airbus A320 aircraft, obtained between September 1999 and July 2002, with final maturities between November 2009 and November 2015, in an amount equivalent to US$ 22,216 thousand (December 31, 2005 - US$ 25,782 thousand).

(ii) Airbus A330. Financing of two engines and spare parts for Airbus A330 aircraft, contracted in July 1999, with final maturities between May 2006 and May 2009, in the amount equivalent to US$ 2,995 thousand (December 31, 2005 – US$ 3,617 thousand).

(iii) Fokker 100. At June 30, 2006 the loans to finance Fokker 100 engines had been repaid. At December 31, 2005 five engines for Fokker 100 aircraft, US$ 109 thousand.

(iv) Other lease obligations. Originate from 2003 operating lease obligations which were renegotiated by the Company with the lessors and now fall due through 2017.
The Company provided letters of guarantee for the leases.

Long term finance leases and operating lease liabilities mature as follows:

	September	December
Year	30, 2006	31 ,2005

2007	9,196	45,983
2008	29,522	32,137
2009	27,537	30,357
2010	13,923	14,723
2011	10,168	13,974
2012	5,944	18,529
After 2012	9,560

	105,850	155,703

13 Commitments

(a) Operating leases

TLA has obligations arising from operating lease commitments. The obligations under these lease commitments are not reflected in the balance sheet because the contracts do not include purchase options for the aircraft subject to the lease agreements. These operating leases cover: 22 Fokkers-100, 13 Airbus A319, 45 Airbus A320 and 10 Airbus A330 (June 30, 2006 - 22 Fokkers 100, 13 Airbus A319, 45 Airbus A320 and 10 Airbus A330). These contracts are for periods of up to 192 months and are denominated in U.S. dollars plus LIBOR. For the nine month period ended September 30, 2006, the cost of aircraft leases, recognized in the consolidated statement of operations in Costs of services rendered, totaled R$ 532,942 (09.30.2005 - R$ 455,484), equivalent to US$ 244,838 thousand (09.30.2005 -US$ 185,622 thousand).

		Monthly payments	Thousands of US Dollars

		with final due	September	December
	Annual financial charge	date in	30, 2006	31, 2005

	Monthly Libor (6.9%)	2014	103,782	97,026

	Three-month Libor (5.5%)	2009	16,439	19,360

Airbus A319	Semi-annual Libor + 5.25% to 7.19% (6.9%)	2020	182,148	187,927

	Fixed interest to 4.0%	2013	57,396	4,640

	Monthly Libor (6.3%)	2013	142,242	138,273

	Three-month Libor + 5.4% to 7.3%(5.8%)	2021	401,571	224,445

Airbus A320	Semi-annual Libor + 4.4% to 7.3% (6.3%)	2020	359,632	358,225

Airbus A330	Semi-annual Libor + 4.6% to 7.6% (6.5%)	2020	698,924	725,540

	Fixed interest 1.12% to 2.0% (1.2%)	2011	76,790	101,553

Fokker 100	Semi-annual Libor 5.3% to 5.6% (5.5%)	2007	9,785	13,459

	Fixed interest 0.92% to 1.01% (0.95%)	2007	1,161	1,696

Airbus engines	Semi-annual Libor (5.8%)	2014	9,333	9,632

			2,059,203	1,881,776

The Company has provided letters of guarantee for all of the above transactions.

Future disbursements due by year are as follows:

	Thousands of US dollars

	September	December
Year	30, 2006	31, 2005

2006	82,555	261,205
2007	306,945	238,778
2008	281,184	213,358
2009	251,634	197,470
2010	241,132	188,201
2011	222,554	204,777
2012	210,658	577,987
After 2012	462,541

	2,059,203	1,881,776

(b) Commitments for future aircraft acquisition

The TLA has commitments to purchase 5 new Airbus 320 “family” aircraft, which have delivery schedules between 2006 and 2008. At the time of delivery, new leasing operations will be contracted.

During the second quarter of 2005, the Company signed an amendment to the contract with Airbus for the firm purchase of 20 Airbus A320 with an additional 20 options for the same aircraft family (including A319, A320 and A321). The delivery of the A320 family aircraft is scheduled between 2007 and 2010; 4 in 2007, 5 in 2008, 6 in 2009 and 5 in 2010. It is intended to use them on domestic routes.

In the second quarter of 2006 the Company signed a Memorandum of Understanding signalling its intention to acquire a further 37 Airbus aircraft (15 A319, 16 A320 and 6 A330) for delivery by 2010.

The Company also signed a firm contract to purchase 10 A350-900 with an additional 5 options subject to future operational conditions. The A350s will start to be delivered at the end of 2012. They will have a 3-class configuration and will be used for the long-distance routes of the international market, replacing the A330 aircraft that currently operate the routes to Miami, New York, London and Paris.

14 Return of the Fokker 100 fleet

As a result of the process of reorganization of the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 leasing contracts, of which ten were financial leases and nine were operating leases. As a result, the subsidiary TLA signed a contract for the payment of a penalty fine in 30 consecutive quarterly installments, falling due between April 2004 and July 2011 in the original amount of R$ 94,188. This amount was fully recognized in the statement in 2003. The installments are payable quarterly and letters of guarantee were offered by the Company. TLA also renegotiated the maturity of certain overdue installments in the original amount of R$ 49,599.

These aircraft, as from the date of the contract up to their return, are classified as operating leases.

The return of these aircraft was originally planned to take place in the period from July 2004 to July 2005. By December 31, 2005, fourteen aircraft had been returned in conformity with the original schedule. In January 2005, an amendment to the contract was signed extending the timeframe for the return of the last 5 aircraft from April to December 2006.

At September 30, 2006, the total commitment amounts to R$ 74,732 (December 31, 2005 - R$ 94,365), equivalent to US$ 34,372 thousand (December 31, 2005 - US$ 40,315 thousand), of which R$ 8,139 (December 31, 2005 - R$ 9,361) was recorded in current liabilities (Other accounts payable).

Maturities of the long-term portion of operating leases following the return of the Fokker 100 fleet are as follows:

	September	December
Year	30, 2006	31, 2005

2007	2,723	12,311
2008	12,874	14,550
2009	17,139	19,371
2010	19,425	21,954
2011	14,432	16,818

	66,593	85,004

15 Advance ticket sales

At September 30, 2006, the balance of advances from ticket sales is represented by 2,162,203 (December 31, 2005 – 1,483,315) ticket coupons sold but not yet used.

Based on the average rate of passengers transported during the nine months ended September 2006, the number of coupons sold and not used which remain outstanding at September 30, 2006 represents approximately 29 days of passenger transportation.

16 Provision for contingencies and tax obligations under judicial disputes

Management of subsidiaries TLA and Mercosur recorded provisions for the total amounts being disputed in court for those cases where, as judged by the Company's legal counsel, loss to the Company is deemed probable, where tax obligations being disputed are considered legal obligations under laws or decrees despite the Company's questioning the legislation and where current jurisprudence is unfavorable.

At September 30, 2006 the amount of provisions and corresponding deposits into court are summarized below:

			September	December
			30, 2006	31, 2005

	Provisions for	Judicial
	contingencies	deposits	Net	Net

Tax obligations
Contribution for Social Security - COFINS (i)	331,818	(28,204)	303,614	250,119
Social Integration Program PIS (i)	81,800	(9,060)	72,740	68,981
Additional tariff (ii)	227,936		227,936	168,045
Withholding income tax (IRRF) on leases	11,698		11,698	10,932
Staff fund (iii)	46,480		46,480	35,798
Airport tariffs				61,931
Service tax (ISS)		(597)	(597)	(583)
Income tax		(3,164)	(3,164)	(3,164)

	699,732	(41,025)	658,707	592,239

Labor contingencies (iv)	5,010	(8,308)	(3,298)	(3,158)
Civil contingencies	25,580	(6,260)	15,320	9,143

	726,322	(55,593)	670,729	598,224

(i)
Corresponds to the discussion of the constitutionality of Law 9718/98, which changed the taxation basis of PIS and increased the rate and calculation basis of COFINS. Judicial deposits were made for the period from June 1997 to April 1999. For the months in which no deposits were made, the subsidiary TLA has obtained a preliminary injunction. These amounts, net of their related judicial deposit, are being updated by the SELIC interest rate. The amount under discussion as of September, 30 2006 was R$ 5,982 (December 31, 2005 – R$ 57,241), of which R$ 61,181 (December 31, 2005 - R$ 5,620) has been paid to the tax authorities or into court and would be refundable or compensated against other taxes payable were a decision favourable to the Company to be given.

(ii)
A 1% charge on the amount of fares of all tickets sold for regular domestic lines that are not supplemented. Management of subsidiary TLA, based on the opinion of its legal advisors, contests the constitutionality of this charge, and the non-payment is supported by a judicial order.

(iii)
Corresponds to a charge of 2.5% of the payroll for private social service and professional education entities. Management of TLA, based on the opinion of its legal advisors, contest the constitutionality of this charge, and its non-payment is supported by a judicial order.

(iv)
Judicial deposits have a value in excess of the contingency provision because of judicial withholding orders and judicial deposits for contingencies not included within the provision which is recorded in accordance with the CVM’s Orientation no. 15/87.

The changes in provision for contingencies and tax obligations under judicial dispute are summarized as follows:

	September 30, 2006	December 31, 2005

Balance at beginning of period	654,101	449,999
Increases	234,046	212,065
Reversals	(2,042)	(1,567)
Payments	(159,783)	(6,396)

Balance at the end of the period	726,322	654,101

17 Debentures

The outstanding balance per issue is set out below:

			Amount	September	December
Issue Date	Series	Quantity	issued	30, 2006	31, 2005

TAM S.A.
August 01, 2006	Stand alone	50,000	10,000	511,834
TLA
April 22, 2003	First	473,006	47,301	23,283	31,826
April 22, 2003	Second	222,835	22,284	10,968	14,994
May 16, 2003	Third	177,165	17,717	9,488	12,533

		873,006	87,302	43,739	59,353

Total				555,573	59,353

Current				(32,063)	(26,109)

Long-term liabilities				523,510	33,244

TAM S.A.

On July 7, 2006 the administrative council approved the issue for public distribution of nominative, non-convertible, debentures with no guarantee or preference but for that of the TLA.

With a nominal value of R$10,000 and a term of six years, the repayment terms call for three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid six-monthly at a rate equivalent to 104.5% of the CDI as calculated and divulged by CETIP – the custodian and liquidation chamber.

TLA

At the Extraordinary General Meeting held on April 7, 2003 shareholders approved the private issuance of non-convertible debentures, without the issuance of warrants or certificates, with a nominal value of R$ 100.00 each. These debentures have already been placed in three series. Each series falls due 60 months after the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus interest equivalent to the Long-Term Interest Rate (TJLP).

The guarantee offered corresponds to the cash balance deposited by travel agents and held at BankBoston Banco Multiplo S.A., on each 24th day of the month, in amounts considered sufficient to settle the monthly installments.

18 Income tax and Social Contribution

(a) Reconciliation between nominal and effective income and social contribution taxes

			For the nine-month period
		3rd quarter	ended September 30,

	2006	2005	2006	2005

Consolidated income before income tax and
social contribution	327,327	142,840	643,688	182,362

Exclusion of income from:
Mercosur	(5,643)	(1,631)	(14,102)	3,461
Fidelidade	5,563	(738)	15,714	1,533

Calculation basis	327,247	140,471	645,300	187,356

Rates - %	34	34	34	34

Expenses with income tax and social
contribution	(111,264)	(47,760)	(219,402)	(63,701)

Income tax and social contribution on
permanent differences	(3,066)	(1,730)	(2,520)	(3,259)

	(114,330)	(49,490)	(221,922)	(60,442)

Income tax and social contribution
Current	(87,811)	(55,037)	(188,557)	(80,280)
Deferred	(26,519)	5,547	(33,365)	19,838

	(114,330)	(49,490)	(221,922)	(60,442)

The above statement reflects only the activity of the Company and the TLA, since Mercosur, as prescribed by the legislation of its country of origin is subject to income tax directly on gross sales and tax credits are not being recognized on the losses of the subsidiary Fidelidade. At 2005, the Company started to earn taxable income and management decided to recognize tax credits resulting from the previous negative results of its operations. It is expected that these credits will be fully utilized by the end of 2006.

The income tax loss brought forward was fully compensated in the second quarter of this year, while the negative basis for social contribution comprises:

	September 30, 2006	December 31, 2005

TAM S.A.	15,232	26,140
TAM Linhas Aéreas S.A.	114,368	286,278

Long-term assets	129,600	312,418

(b) Deferred income tax and social contribution assets

	September 30, 2006	December 31, 2005

Income tax loss carryforwards		660
Social contribution carryforwards	11,664	28,118
Temporary differences	131,106	161,240

	142,770	190,018

Current	(22,722)	(23,782)

Long-term assets	120,048	166,236

(c) Deferred income tax and social contribution liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve recorded at September 30, 2006 is net of income and social contribution tax charges incurring on revaluation increments calculated on aircraft turbines and property. The deferred taxes were calculated based on the rates estimated for taxation and totaled R$ 60,395 at September 30, 2006 (December 31, 2005 - R$ 63,287).

19 Shareholder’s equity

(a) Capital

Subscribed and fully paid capital is comprised of 150,563,341 (December 31, 2005 – 144,059,462) shares, of which 59,792,805 (December 31, 2005 – 59,816,248) are common shares and 90,770,536 (December 31, 2005 – 84,243,214) are preference shares. Authorized capital amounts to R$ 1,200,000 (December 31, 2005 – R$ 1,200,000) and can be increased with the issuance of common and preferred shares after the Board of Directors' approval.

At September 30, 2006 the Company did not hold any shares in treasury.

The preferred shares do not have the right to vote in general meetings, except in limited matters; however, they have priority in the distribution of dividends, priority in capital reimbursement, without any premium, in the event the

Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the shareholders.

i. At the Extraordinary Shareholders' Meeting held on May 16, 2005, the shareholders approved the split of the shares issued by the Company, whereby holders of each share received two shares of the same type. As a result, the total number of shares increased from 61,364,671 at March 31, 2005 to 122,729,342, of which 59,816,248 are common shares and 62,913,094 are preferred shares, all with no par value. The share split was carried out without affecting Share Capital and the new shares which were created were credited to the shareholders in the same proportion as the shares recorded in the share register.

ii. At that same date, the following was approved:

  Increase in the limit of the Company's authorized capital to R$ 1,200,000.

  Reform of the Company Bylaws to reflect the differentiated corporate governance practices required to comply with BOVESPA Level 2, and

  The possibility of creating a share purchase option plan with a maximum limit of 2% of share capital was established

iii. The Company made Public Offerings of nominative, no-nominal-value preference shares with the characteristics set out in the table below:

	2006	2005

Date	March 10	June 13

	São Paulo and
Stock Exchange	New York	São Paulo

Quantity of shares
First	5,000,000	21,133,000
Second	30,618,098	9,057,000
Supplementary batch	1,503,879	197,120

Price
R$	42.00	18.00
US$	19.43	N/A

Capital increase (including supplementary)	34,316	33,160

Premium (including supplementary)	238,848	350,782

iv.  According to the Adhesion Contract signed with BOVESPA, the Company has up to three years from June 13, 2005, to comply with the 25% free float requirement. At September 30, 2006, free float was 45.3% (12.31.05 – 21.7%).

v.  Ordinary shares give their holder the right to vote at Shareholders' meetings. Preference shareholders are unable to vote except for certain matters while the Company has a BOVESPA level 2 listing, and have priority in capital reimbursements.

(b) Capital reserve – Share Premium account

The Share Premium account originates from the surplus of the net amount received from the subscription of shares over the nominal amount and benefits all the shareholders equally.

(c) Revaluation Reserve (Note 10 (b))

The amount realized is in proportion to the depreciation of the revalued assets and is transferred to the accumulated deficit. In the quarter ended September 30, 2006, this amounted to R$ 2,706 (December 31, 2005 – R$ 3,582). Of the total reserve, R$ 34,285 corresponds to the revaluation of land, which will only be realized upon disposal.

In accordance with CVM Instruction No. 197/93, the deferred tax charges on the revaluation reserve, which at September 30, 2006 amounted to R$ 60,395 (December 31, 2005 – R$ 63,287), are recognized in the statement of operations to the extent that the reserve is realized.

(d) Dividends

In accordance with the Company’s bylaws, shareholders are guaranteed a minimum dividend of 25% of net profit for the year, after deducting 5% for the legal reserve, up to a maximum of 20% of capital. The preferred shares have priority in capital reimbursement and the right to a dividend at least equal to that distributed to the common shares.

(e) Retained Income Reserve

As required by article 196 of Corporate Law, the retention of retained earnings in the amount of R$ 88,212 will be proposed in order to finance the 2006 capital budget and meet working capital needs in connection with investments in aircraft.

(f) Stock Option Plan

An Extraordinary Shareholders´ meeting held on September 29, 2005 approved a Plan which will permit that directors and employees are given share options. The Administrative Council is responsible for defining and managing the plan.

The Plan conforms to the decision of the Extraordinary General meeting of May 16, 2005, which limits dilution of the Company’s equity to 2%, for such share options.

The Administrative Council authorised the issuance of 715,252 share options. The exercise price is equivalent to the average share price in the month prior to the option being granted with a discount of 20%, but adjusted by the IGP-M inflation index to the option date. Exceptionally for the first options granted, the same price as that of the 2005 IPO will be used i.e. R$18.00 – to which the same 20% discount and inflation adjustments will apply.

(g) Change in accounting practice

In the quarter ended March 31, 2006, the Company changed its accounting practice and accrued a provision for future liabilities relating to the frequent flyer program (Fidelidade program).

At December 31, 2005 this liability amounted to R$ 8,919 (net of the tax effect of R$ 4,597), which amount has been charged to "Retained Earnings".

20 Segmentation of Gross Income

The Company presents its gross sales information segmented by type of service rendered. However, as a way to make this information available to financial analysts and other users of these financial statements, we are also providing below information by geographic area and by product line:

(a) By type of service rendered

				For the nine-month period
	3rd quarter			ended September 30,

			Variation			Variation
	2006	2005	(%)	2006	2005	(%)

Domestic revenue
Regular - Passenger	1,399,424	1,103,389	26.8	3,709,355	2,854,541	29.9
Charter - Passenger	61,239	53,063	15.4	167,243	162,783	2.7
Cargo	84,881	71,415	18.9	234,065	190,422	22.9

	1,545,544	1,227,867	25.9	4,110,663	3,207,746	28.1

International revenue
Regular - Passenger	439,447	271,153	62.1	1,047,865	719,861	45.6
Charter - Passenger	14,014	12,587	11.3	22,236	21,283	4.5
Cargo	39,108	28,185	38.8	105,546	95,243	10.8

	492,569	311,925	57.9	1,175,647	836,387	40.6

Other operating revenue
Commission	2,431	5,404	(55.0)	11,921	15,251	(21.8)
Partnerships with TAM Fidelidade Program	56,382	22,825	147.0	145,696	54,705	166.3
Aircraft sub-lease	6,929	13,721	(49.5)	33,992	48,157	(29.4)
Travel and tourism agencies	5,718	6,170	(7.3)	16,358	17,255	(5.2)
Others (includes expired tickets)	65,981	22,138	198.0	169,083	73,120	131.2

	137,441	70,258	95.6	377,050	208,488	80.8

Gross operating revenue	2,175,554	1,610,050	35.1	5,663,360	4,252,621	33.2

(b) By geographic area

				For the nine-month period ended
	3rd quarter			September 30,

			Variation			Variation
	2006	2005	(%)	2006	2005	(%)

Brazil	1,682,984	1,298,125	29.6	4,487,715	3,416,235	31.4
Europe	189,011	133,814	41.2	419,986	319,454	31.5
North America	123,546	94,286	31.0	391,239	265,021	47.6
South America (excluding Brazil)	180,013	83,825	114.7	364,420	251,911	44.7

	2,175,554	1,610,050	35.1	5,663,360	4,252,621	33.2

(c) By line of product

				For the nine-month period ended
	3rd quarter			September 30,

			Variation			Variation
	2006	2005	(%)	2006	2005	(%)

Regular - Passenger	1,838,871	1,374,542	33.8	4,757,220	3,574,402	33.1
Charter - Passenger	75,253	65,650	14.6	189,479	184,066	2.9
Cargo	123,989	99,600	24.5	339,611	285,665	18.9
Other	137,441	70,258	95.6	377,050	208,488	80.8

	2,175,554	1,610,050	35.1	5,663,360	4,252,621	33.2

21 Main costs and expenses

(a) 3rd quarter

						2006		2005

				Expenses

			General
	Costs of		and
	service		adminis-	Management
	rendered	Selling	trative	fees	Total	%	Total	%

Personnel	161,018	19,149	25,566	1,477	207,210	12.0	170,217	12.4
Fuel	601,540				601,540	34.8	462,196	33.7
Depreciation and
amortization	20,281	320	5,010		25,611	1.5	21,440	1.6
Maintenance and
repairs (except
personnel)	104,742				104,742	6.1	82,700	6.0
Aircraft insurance	9,486				9,486	0.5	10,040	0.7
Landing, take-off
and navigation
tariff	84,692				84,692	4.9	59,355	4.3
Leasing of aircraft
and equipment	191,504	623	1,162		193,289	11.2	160,130	11.7
Service rendered by
third parties	52,380	58,881	44,396		155,657	9.0	93,716	6.8
Selling and
marketing		241,769			241,769	14.0	232,724	17.0
Other	58,142	8,884	35,374		102,400	6.0	77,362	5.8

	1,283,785	329,626	111,508	1,477	1,726,396	100.0	1,369,880	100.0

(b) For the nine-month period ended September 30

						2006		2005

				Expenses

			General
	Costs of		and
	service		adminis-	Management
	rendered	Selling	trative	fees	Total	%	Total	%

Personnel	461,977	54,858	69,289	16,087	602,191	13.0	473,631	12.5
Fuel	1,579,145				1,579,145	34.0	1,194,718	31.6
Depreciation and
amortization	57,569	923	14,314		72,806	1.6	63,105	1.7
Maintenance and
repairs (except
personnel)	284,789				284,789	6.1	268,314	7.1
Aircraft insurance	26,728				26,728	0.6	30,079	0.8
Landing, take-off
and navigation
tariff	226,541				226,541	4.9	167,101	4.4
Leasing of aircraft
and equipment	537,600	1,564	3,723		542,887	11.7	465,717	12.3
Services rendered
by third parties	143,271	134,259	121,944		399,474	8.6	276,184	7.3
Selling and
marketing		642,688			642,688	13.9	639,571	16.9
Other	142,538	15,469	98,747		256,754	5.6	200,383	5.4

	3,460,158	849,761	307,997	16,087	4,634,003	100.0	3,778,803	100.0

22 Financial income and expense

			For the nine-month period ended
		3rd quarter		September 30

	2006	2005	2006	2005

Financial income
Income from financial investments	58,641	20,988	143,386	28,483
Foreign exchange gain (loss)	6,937	(6,251)	14,423	2,195
Interest income	4,598	3,100	9,753	7,548
Discounts obtained	769	1,177	2,196	2,305
Other	42	12	713	14

	70,987	19,026	170,471	40,545

Financial expense
Foreign exchange	(10,214)	12,577	(4,435)	31,230
Interest expense and financial charges	(33,133)	(24,890)	(92,343)	(66,281)
Tax on Bank Account Transactions – CPMF	(8,133)	(5,003)	(19,090)	(14,742)
Losses from financial instruments	(17,864)	(23,292)	(109,608)	(63,739)
Other	(921)	(1,625)	(15,600)	(10,138)

	(70,265)	(42,233)	(241,076)	(123,670)

Financial income (expense), net	722	(23,207)	(70,605)	(83,125)

23 Benefits to employees

(a) Supplementary pension plan

TLA sponsors three private pension plans (TAM Prev I, II and III) which supplement retirement benefits, as follows:

(i) Retirement Plan TAM Prev Plan I

TAM Prev I - Plans I is managed by MultiPensions Bradesco and started in October 1982 as a defined benefit plan covering retirement, death and disability, and is partially funded by employees contributions and complemented by the sponsor.

On November 26, 2004, the Secretariat for Complementary Pensions approved the proposal to transfer participants from Plan I to Plan III. At September 30, 2006, 181 participants had migrated (41 participants remain). This plan is no longer open to new participants.

(ii) Retirement Plan TAM Prev Plan II and III

TAM Prev - Plans II and III are also managed by MultiPensions Bradesco, launched in April 1995 and December 1998, respectively, are structured as defined contribution plans for retirement benefits funded by employees and matched by sponsor contributions, in addition to defined benefits (death and disability), which are entirely funded by the sponsor.

The total net liability of the plans determined based on the actuarial report issued by independent experts, dated January 23, 2006, considered assumptions that at that time did not result in any significant changes compared to 2005. The remaining amount, related to the initial actuarial liability calculation in 2001, is being recorded over five years, as from January 1, 2002. The residual value to be amortized during 2006 amounts to R$ 434.

Since 2002, the amount recorded under Other liabilities is R$ 19,824 (December 31, 2005 – R$ 18,790).

(b) Profit sharing

Pursuant to our agreement with our labor union, profit sharing payments will be made upon attaining pre-established performance indicators based on the annual budget. The provision for payment of this benefit, was R$ 36,252 at September 30, 2006 (December 31, 2005 – R$ 42,465), and was included in Salaries and payroll charges.

24 Insurance coverage

The subsidiaries contract insurance coverage for amounts considered above the minimum mandatory amounts deemed as necessary for possible claims, considering the nature of the assets and the risks of the activity. At September 30, 2006, considering the aircraft fleet of the TLA and Mercosur, the coverage for the aviation activity (aircraft and civil responsibility together) will give a maximum indemnity amount of up to US$ 1.5 billion.

Following the September 11, 2001 terrorist attacks in the USA, insurance companies established surcharges on the insurance of aircraft bodies and on civil liabilities generated by acts of war or terrorism.

The insurance companies limited worldwide coverage to US$ 150.000 thousand per claim, and for higher amounts, the premiums must be paid in cash for the total term of the policies, which has made an increase in the coverage by any amount, unviable.

As a consequence, the Brazilian Government, through Law 10744 of October 9, 2003 and Decree nº 5035 of April 5, 2004, assumed the commitment to match up eventual expenses of civil liabilities for third parties generated by war or terrorist attacks that the Company may be required to pay. As regulated by this law, expenses for civil responsibilities assumed by the Federal Government are limited to the equivalent in Reais of one billion U.S. dollars.

25 Contingent assets

(a) Value-Added Tax on Sales and Services - ICMS

Payments of ICMS were made from 1989 to 1994 but the tax was later considered to have been unconstitutional. TLA management, together with its outside legal counsel, is taking appropriate measures to recover the amounts paid. The Company will recognize the credits, estimated at approximately R$ 55 million plus inflation adjustments, only when final recovery is assured.

(b) Compensation for fare insufficiency

TLA filed a lawsuit against the Federal Government requesting compensation for breach of the economic-financial balance of the concession contract for air transportation services caused by insufficient fares. The variance occurred in the period from January 1988 to September 1993, when the fares were established by the Government.

In April 1998, the lawsuit was ruled in the Company’s favor by the Federal Justice, and an indemnity of R$ 245 million was determined based on a calculation made by a court-appointed expert. This amount is subject to interest on arrears from September 1993, and monetary restatement from November 1994. At present a special motion by the Company is pending decision at Supreme Court level as to whether or not the intervention of the Public Prosecutor should be sought.

Management has not recognized in the interim financial information any amount for this compensation and will do so only when the lawsuit is legally confirmed in its final instance.

(c) Additional tariff “ATAERO”

TLA filed a claim for questioning the legality of an additional charge of 50% over and above the normal tariff. On September 30, 2006, the amount under discussion totaled R$ 409,052.

26 Financial instruments

(a) General considerations

The Company performs transactions involving financial instruments to reduce the exposure to exchange rate risks. In addition, temporary cash surpluses are applied in line with current treasury policies, which are continuously reviewed, besides minimizing the impact of fuel price volatility.

The management of these financial instruments is made pursuant to operational strategies, pursuing liquidity, return and security. Management policy consists in monitoring contracted rates against current market rates. The Company does not invest in derivatives or any other high-risk assets of a speculative nature.

(i) Price risk

This risk relates to the possibility of fluctuation in the price of services provided by the Company, since it operates in an extremely competitive local and international market. The price of the services offered by the Company could be affected by alterations in international prices of its main cost i.e. aviation fuel. To minimize this risk, the Company permanently monitors the fluctuations in these prices on the domestic and international markets in order to adjust the price of its services to their effective cost; its policy is to contract fuel hedges providing protection for a percentage of the following 12 months consumption, conditioned to the Market scenario and volatility.

(ii) Interest rate risk

This risk arises from possible losses (or gains) as a result of fluctuations of the interest rates to which the Company’s liabilities and assets are linked. To minimize possible impacts from interest rate volatility, the Company has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI), and periodically renegotiates its contracts, in order to adapt them to current market conditions.

(iii) Foreign exchange rate risk

This risk is related to possible foreign exchange rates volatility, affecting the financial expense (or income) and the outstanding liabilities (or assets) balances indexed to a foreign currency. To protect against these fluctuations, the Company has adopted a policy of contracting hedge operations, usually “European Options” operations, as demonstrated in item “b” below. Part of this risk is mitigated given the fact that the Company operates overseas and revenues from these transactions are denominated in hard currency. The existing policy for contracting hedges is to be protected by a percentage of hard currency payments for the subsequent 12 months. At September 30, 2006 the period protected against the foreign exchange rate risk amounted to the following three months, based on scenarios and volatility.

(iv) Credit risk

Credit risk arises from the possibility of the Company not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated for financial investment operations. To reduce this risk the Company has adopted the practice of establishing credit limits and permanently accompanying its debtor balance (basically from travel agencies). With respect to marketable securities, the Company only invests with institutions with low credit risk as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Company's Financial Committee.

(b) Exposure

Exchange Rate

The Company contracts derivative financial operations, to reduce its foreign currency exposure, arising from future fuel purchases, contracting of engine maintenance services and loan agreements related to its operational activities.

At September 30, 2006, contracts with options, acquired to hedge risks with liabilities to suppliers and financing, amounted to R$ 380,485 - US$ 175,000 thousands (December 31, 2005 – R$ 816,904 – US$ 349,000 thousands) and have various maturity dates, up to December 27, 2006.

Had these operations been settled on September 30, 2006, they would have generated a loss of R$ 3,458, (December 31, 2005 R$ 93,514) which amount is recorded as “Other accounts payable”.

• Price of services

The Company contracts financial instruments with the objective of mitigating its exposure to the volatility in the price of aviation fuel, its main cost.

At September 30, 2006, these operations, which mature at various dates, through March 01, 2007 amounted to approximately R$ 218,811 (December 31, 2005 – R$ 82,912), equivalent to approximately 1,600 thousand barrels (December 31, 2005 – 585 thousand barrels).

Had these operation been settled at September 30, 2006, the above operations would have generated a loss of R$ 7,524 (December 31, 2005 – R$ 47).

(c) Financial investments

Represented by funds designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the interbank interest rate – also known as DI.

(d) Investments

TLA and Mercosur are non-public companies and, therefore, there is no information readily available to evaluate their fair market values.

27 TAM Fidelidade Program

The Company, in order to align its accounting practices with those of the US (US GAAP), changed its criteria for recognizing costs of the Fidelidade frequent flyer program. Provision for future costs of this program is now recorded.
The provision was calculated taking into consideration:

  The quantity of points earned, converted into free flights;
  The quantity of points which expired and were not converted into flight vouchers;
  The quantity of flight vouchers converted into flights with other airlines; and
  Based on the present occupation levels of flights, the incremental cost i.e. additional cost per passenger such as fuel, in-flight service, insurance and boarding cards.

At September 30, 2006, the Fidelidade program's customers had earned, but not used, the equivalent of 1,625,274 (December 31, 2005 – 1,161,477) free flights.

The number of free flights earned by customers and not yet used represents the maximum number of free flights – before deduction of the average number not used by customers. The average of unused flights averages approximately 31.55%, which reduces the quantity of unused free flights to 1,112,500 (December 31, 2005 – 861,700). In the nine months ended September 30, 2006 our customers utilized 506,988 (December 31, 2005 – 546,452) free flights.

The free flights flown on other airlines correspond to 1.86% at September 30, 2006 (December 31, 2005 – 1.89%) of the free flights earned.

Taking into account the above variables and the incremental cost, the provision for future costs of the program at September 30, 2006 and recorded as cost of services rendered amounts to R$ 16,780 (December 31, 2005 – R$ 13,520).

As a result of the change in accounting practice, the Company recorded an adjustment to prior years amounting to R$ 8,919, comprising the value of the provision calculated using this criteria, less the tax effect of R$ 4,597.

Taking into consideration that the conversion of points into free flights takes place, on average, when 10,000 points have been earned, at September 30, 2006 customers with enough points to effect the conversion amounted to 958,952 (December 31, 2005 – 612,274) free domestic flights.

The points earned by our customers on the Fidelidade program are valid for two years for conversion into tickets. This limits the growth of the program´s future cost – there is a tendency of stability as to the quantity of passengers transported on the program.

The Fidelidade program earns income from partnerships forged with several companies. In the quarter ended September 30, 2006 such income amounted to R$ 145,696 (September 30, 2005 – R$ 54,705).

28 Summary of the Principal Differences between Brazilian GAAP and U.S. GAAP

(a) Description of the GAAP differences

TAM has elected to use its Brazilian GAAP financial statements as its primary financial information. The accounting principles used are set out in Note 3.

A summary of the Company's principal accounting practices that differ significantly from U.S. GAAP is set forth below.

(b) Supplementary inflation restatement in 1996 and 1997 for U.S. GAAP

Brazilian GAAP discontinued inflation accounting effective January 1, 1996. Brazilian GAAP financial statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges (together, denominated “fixed assets”) and shareholders' equity, which reported the net charge or credit in the statement of operations. However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only from January 1, 1998.Therefore the financial information for purposes of U.S. GAAP include additional inflation restatement adjustments in 1996 and 1997, made by applying the General Price Index – Internal Availability (IGP-DI) to fixed assets and shareholders' equity. The IGP-DI index increased by 9.3% in 1996 and by 7.5% in 1997.

For purposes of the reconciliation, shareholders' equity under U.S. GAAP was increased by R$ 90 and R$ 156, respectively, at September 30, 2006 and December 31, 2005, due to the additional inflation restatement adjustments, net of depreciation. These amounts generate differences in depreciation charges of R$ 22, R$ 66, R$ 25 and R$ 76, respectively for the three and nine months periods ended September 30, 2006 and September 30, 2005.

(c) Property, plant and equipment

(i) Revaluation of property, plant and equipment

Brazilian GAAP permits the restatement of assets. The revaluation increment, net of deferred tax effects after 1991, is credited to a reserve account in shareholders' equity. Depreciation of the revaluation increments is charged to income and an offsetting amount is transferred from the revaluation reserve in shareholders' equity to retained earnings as the related assets are depreciated or upon disposal.

Under U.S. GAAP, restatement of property, plant and equipment is not accepted and the revaluation increments and related deferred tax effects have therefore been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation. Accordingly, the depreciation expense on revaluation has also been reversed in the statement of operations.

For the purposes of the reconciliation, under U.S. GAAP the revaluation reserve was reversed, net of depreciation and deferred tax effects, totaling R$ 154,829 at September 30, 2006 and R$ 161,196 at December 31, 2005. In the statement of operations, these effects totaled R$ 876, R$ 2,706, R$ 935 and R$ 2,928 for the three and nine months periods ended September 30, 2006 and September 30, 2005, respectively.

(ii) Lease agreements

Brazilian GAAP does not have a specific requirement on accounting for leases and TAM recognizes as financial leases only contracts where the lessee has a bargain purchase option for the asset, All other leases are treated as operating leases.

Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases" defines financial leases as those leases that meet at least one of the following criteria:

  The lease transfers ownership of the property to the lessee by the end of the lease.

  The lease contains a bargain purchase option.

  The lease term is equal to 75 percent or more of the estimated economic life of the leased asset.

  The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor,including any profit thereon, equals or exceeds 90 percent of the fair value of the leased asset at the inception of the lease.

Additionally, on renegotiation of lease terms, regardless as to whether the lessor is changed, the new lease is maintained as a financing lease by the lessee if under the amended lease terms, the lease would have been classified a finance lease either initially or at the renegotiation date.

At September 30, 2006, TAM had 39 aircraft recorded as operating leases under Brazilian GAAP (Airbus A319 – 9 units, Airbus A320 – 12 units; Airbus A330 – 8 units and Fokker 100 – 10 units), which, considering the rule set out above, were considered as financial leases under U.S. GAAP because the present value of the minimum payments of these contracts exceed 90% of the fair value of the asset leased.

Under U.S. GAAP, the acquisition cost of these aircraft and the related liability at the inception of the lease contract, totaling, at September 30, 2006, R$ 3,507,150, has been recorded in the balance sheet, while accumulated depreciation at September 30, 2006 amounts to R$ 661,344. The asset is being depreciated over the estimated useful life of 25 years for the aircraft Airbus A319, Airbus A320 and Fokker 100 and 30 years for the aircraft Airbus A330. The obligations are recorded in short and long-term liabilities, including accrued interest and foreign exchange gains or losses. Depreciation expense on these aircraft recognized in the US GAAP financial statements totaled R$ 33,392 and R$ 100,551, R$ 31,430 and R$ 94,749, for the three and nine months periods ended September 30, 2006 and September 30, 2005, respectively. Foreign exchange gains (losses) on financial lease payables totaled R$ 10,422 and R$ 188,736, R$ 135,793 and R$ 461,313 for the three and nine months periods ended September 30, 2006 and September 30, 2005, respectively. Interest expenses on the financial lease obligation of theses aircraft totaled R$ 28,631 and R$ 92,876, R$ 30,127 and R$ 97,182, for the three and nine months periods ended September 30,

2006 and September 30, 2005, respectively. The operating lease expense recognized under Brazilian GAAP for these aircraft were reversed during all periods and totaled R$ 84,578 and R$ 251,827, R$ 84,332 and R$ 243,863, for the three and nine months periods ended September 30, 2006 and September 30, 2005, respectively.

For reconciliation purposes, the accumulated effects in shareholders’ equity totaled R$ 573,807 at September 30, 2006 and R$ 330,694 at December 31, 2005.

Considering the aforementioned adjustments, the lease obligations under U.S. GAAP totaled:

	Financial charges and	September	December
	(payment schedules)	30, 2006	31, 2005

Foreign currency

Fokker 100 aircraft and engines	Fixed interest (monthly)	383,577	316,792

Airbus A319/Airbus A320 aircraft and engines	Monthly Libor (monthly)	1,125,503	1,414,170

Airbus A330 aircraft, engines and spare parts	Semi-annual Libor (monthly)	920,420	1,076,742

Lease obligations	Monthly Libor (monthly)	4,303	6,865
	Semi-annual Libor (monthly)	14,492	16,409
	Three-month Libor (monthly)	1,796	3,152
	Fixed interest (monthly)	5,549	11,277

		2,455,640	2,845,407

Current		(325,718)	(342,983)

Long-term liabilities		2,129,922	2,502,424

The lease obligations above are secured by letters of credit issued by the Company.

Long-term amounts mature as follows:

	September	December
Year	30, 2006	31, 2005

2007	62,840	273,019
2008	247,753	268,342
2009	257,554	277,988
2010	240,648	296,131
2011	234,011	254,959
After 2011	1,087,116	1,131,985

	2,129,922	2,502,424

(iii) Impairment

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written-down to recoverable values, preferably based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure the asset is depreciated according to estimated net realizable value at the estimated date of substitution.

Under U.S. GAAP, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow, representing the lowest level in which identifiable cash flow is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

In the case of TAM, there were no impairment indicators and, therefore, no differences between U.S. GAAP and Brazilian GAAP related to impairment provision criteria were recorded for the years presented.

(iv) Gains on sale-leaseback

Brazilian GAAP does not have specific requirements on sale-leaseback transactions. All gains arising from sale-leaseback transactions were recognized at the time of the transaction.

Under U.S. GAAP, SFAS No, 28, "Accounting for Sales with Leaseback", establishes a sale-leaseback as a single financing transaction in which any profit or loss on the sale shall be deferred and amortized by the seller, who becomes the lessee, in proportion to rental payments over the period of time the asset is expected to be used. This is obligatory even where the sale-lease-back transaction is considered legally perfect in the Company’s country of origin.

			September	December
			30, 2006	31, 2005

	Gains on sale-	Accumulated
	leaseback	amortization	Net	Net

Transaction Airbus A330 (i)	319,073	(135,163)	183,910	203,852
Transaction Airbus A320 (ii)	54,957	(19,235)	35,722	39,844
Transaction Fokker 100 (iii)	76,815	(76,815)		1,749

	450,845	(231,213)	219,632	245,445

The amortization of gains on sale-leaseback transactions appropriated in the statements of operations for the three and nine months periods ended September 30, 2006 and 2005, as “Financial income (expenses), net” totaled R$ 4,288, R$ 14,652, R$ 5,650 and R$ 22,398, respectively and as “Other operating expenses, net” totaled R$ 3,733, R$ 11,161, R$ 3,717 and R$ 11,089, respectively.

For reconciliation of gains on sale-leaseback purposes, the effects in shareholders’ at September 30, 2006 totaled R$ (219,632) (December 31, 2005 – (245,445).

(i) In August 2001, TAM entered into an agreement which resulted in the termination of a financial lease for three Airbus A330 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM recognized a net gain of R$ 319,073 during 2001, This gain is being amortized over the period of the new lease contract, whose final liquidation is estimated to be in August 2013.

(ii) In April 2003, TAM entered into an agreement which resulted in the termination of a financial lease agreement for four Airbus A320 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM did not recognize any gain, as this contract had already been recorded as an operating lease. Under U.S. GAAP, this transaction generated a deferred gain of R$ 54,957, as this contract was registered as a financial lease. This gain is being amortized in accordance with the operating lease contract, of which final liquidation is estimated to be in March 2013.

(iii) Also, in December 2003, TAM reorganized its fleet of 19 Fokker 100 (Note 14), which resulted in the cancellation of 10 financial lease agreements and 9 operating lease agreements generating new operating lease agreements. For Brazilian GAAP purposes, TAM recognized a gain of R$ 76,815, which was recognized in the results for 2003. Under U.S. GAAP, this gain is being amortized in accordance with the aircraft return schedule, originally estimated to be completed in July 2005. In January 2005, an amendment was signed, postponing the return date of the last five aircraft until April 2006. Management chose not to change the amortization period and this gain was amortized over the original schedule.

The transactions summarized above were considered to be a modification of the provisions of the original contract under U.S. GAAP, According to recently issued SFAS Nº, 145, "Rescission of FASB Statements No, 4, 44, and 64, Amendment of FASB Statement Nº, 13, and Technical Corrections", if the change in the lease provisions gives rise to a new agreement classified as an operating lease, the transaction shall be accounted for under the sale-leaseback requirements in accordance with paragraphs 2 and 3 of SFAS Nº, 28, mentioned above.

(v) Sub-leasing of aircraft

As of September 30, 2006 the Company had sub-leased two aircraft Airbus A 330, and one engine under operating leases ending in November 2006 to other airline companies. Rental fees are charged and revenues recognized on a straight line basis over the lease term. As at September 30, 2006 the minimum non-cancelable lease payments receivable on sub-leases amounted to US$ 7,208 thousands (December 31, 2005 – US$ 20,985 thousands).

As at September 30, 2006, the cost, accumulated depreciation and net book value of aircrafts and engines under operating sub-leases were R$ 457,677, R$ (95,659) and R$ 362,018, respectively. There were no contingent rentals included in the sub-leasing revenues.

(d) Deferred charges

Brazilian GAAP permits deferral of leasehold improvements.

Under U.S.GAAP, amounts related to leasehold improvements should be treated as additions to property, plant and equipment and reclassified for balance sheet disclosure purposes. As from the second quarter of 2006 such improvements were reclassified in the BR GAAP financials to Property, plant & equipment. The amount reclassified in the balance sheet at December 31, 2005 amounted to R$5,228.

(e) Business combinations

(i) Goodwill

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the book value of the net assets acquired. This goodwill is normally attributed to the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to 10 years. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized.

Under U.S. GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets and unallocated goodwill, applicable to each specific transaction, Upon the adoption of SFAS No, 142, “Goodwill and Other Intangible Assets”, as from January 1, 2002 goodwill is no longer amortized but, instead, is assigned to an entity's reporting units and tested for impairment at least annually. Additionally, according to U.S. GAAP, goodwill generated in transactions under common control should not be recorded but, instead, the difference between amounts paid and book values of net assets acquired should be recorded as a capital contribution or distribution.

The differences related to the Brazilian GAAP applicable to TAM derive mainly from (i) non- amortization of goodwill as from January 1, 2002; and (ii) non-recognition of negative goodwill arising from transaction of companies under common control, which is being explained in Note 28 (e) (ii) below.

For Brazilian GAAP purposes, the net balance of goodwill at September 30, 2006 totaled R$ 896 (December 31, 2005- R$ 1,434), which is being amortized over a period of 5 to 10 years. Negative goodwill at September 30, 2006 was R$ 11,099 (December 31, 2005 – R$ 11,099).

For reconciliation purposes, amortization of goodwill as from January 1, 2002 was reversed, totaling R$ 179, R$ 538, R$ 179 and R$ 1,162 in the statement of operations for the three and nine months periods ended September

30, 2006 and 2005, respectively. In shareholders’ equity, for reconciliation purposes, these effects totaled R$ 8,784 and R$ 8,246 at September 30, 2006 and December 31, 2005, respectively.

For U.S. GAAP purposes, the net balance of goodwill at September 30, 2006 is R$ 9,679 (December 31, 2005 - R$ 9,680).

(ii) Common control and negative goodwill – Mercosur

For Brazilian GAAP purposes, TAM Mercosur was acquired and consolidated by the Company in September 2003 through an exchange of shares.

For U.S. GAAP purposes, Mercosur has been considered under common control since 1996, because Mercosur has the same majority shareholders of TAM and therefore, it was consolidated retroactively in all periods presented. The effects of the retroactive consolidation in the changes of shareholders’ equity have been recorded as additional paid-in capital.

Additionally, in this transaction, the negative goodwill for Brazilian GAAP purposes was generated by the difference between book value and the amount paid in the transaction for the acquisition of Mercosur. As this transaction was considered to be under common control, for U.S. GAAP purposes the difference between the amount paid and the book value of Mercosur was recognized in shareholders’ equity as a capital contribution.

Also, for Brazilian GAAP purposes, the effects of the exchange variation on this subsidiary’s shareholders’ equity are distributed among the lines of the statement of operations. For U.S. GAAP purposes, the effect of this exchange variation was recognized in shareholders’ equity in cumulative translation adjustments, in accordance with SFAS No, 52, “Foreign Currency Translation”.

For reconciliation purposes, the effects described above totaled R$ 315, R$ (3,950), R$ (1,783) and R$ 6,247, in the statement of operations for the three and nine months periods ended September 30, 2006 and 2005, respectively, and R$ 11,828 in shareholders equity at September 30, 2006 and R$ 11,828 at December 31, 2005.

(f) Pension and other post-retirement benefits

In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, NPC No, 26 is effective for financial statements ended December 31, 2002. As permitted by the Standard, the transitional gain (being the difference between the plan net assets and the projected benefit obligation ("PBO") at that date will be charged to income over five years.

Under U.S. GAAP, SFAS No, 87, "Employer's Accounting for Pensions", is effective for fiscal years beginning after 1988. As from such dates, when an initial transition obligation determined based on an actuarial valuation was booked, actuarial gains and losses, as well as unexpected variations in plan assets and the PBO and the effects of amendments, settlements and other events, have been recognized in accordance with this standard and therefore results in deferral differences. Until 1997, these amounts were treated as non-monetary items and were indexed by inflation, U.S. GAAP also requires the recognition of an additional minimum liability.

Although the calculation of the sufficiency of the funded status has been the same since December 31, 2001, differences arise in (i) actuarial gains and losses, as initially there is no gain or actuarial loss on December 31, 2001, and (ii) recognition of the initial transition obligation and (iii) minimum liability, according to U.S. GAAP.

Based on the report of our independent actuary, the accumulated benefit obligation for the pension plan at September 30, 2006 totaled R$ (1,626) (December 31, 2005 – R$ (3,667). The appropriated effects in the statements of operations for the three and nine months periods ended September 30, 2006 and 2005 totaled R$ 681, R$ 2,041, R$ (149) and R$ (446), respectively.

			For the nine-month period
	3rd quarter of		ended September 30,

	2006	2005	2006	2005

Components of periodic benefit cost, net
Service cost	645	736	1,936	2,209
Interest cost	1,612	1,723	4,835	5,170
Expected return on assets	(1,423)	(1,300)	(4,269)	(3,899)
Amortization of transition obligation	(43)	48	(128)	146
Amortization of net actuarial gain				1

Net periodic benefit cost	791	1,207	2,374	3,627

(g) Derivative instruments

The Company records its financial instruments based on contractual rates, recognized on the accrual basis of accounting.

Under U.S. GAAP, SFAS 133, as amended and interpreted by, "Accounting for Derivative Instruments and Hedging Activities", requires that the Company recognizes all derivatives as assets or liabilities and measures these instruments to fair market value. Changes in market value are included in the Company’s results of operations. No derivative financial instrument of the Company was qualified as hedge.

For reconciliation purposes, the adjustment of instruments to fair market value totaled R$ 3,662, R$ 82,579, R$ (21,882) and R$ (36,929) in results of operations for the three and six months periods ended September 30, 2006 and 2005, respectively. The accumulated effect in shareholder’s equity at September 30, 2006 totaled R$ 10,982 (December 31, 2005 - R$ 93,561).

(h) Revenue recognition – Revenues from partners in the Fidelidade frequent flyer program.

Under Brazilian GAAP, revenues from partners in the Fidelidade program for frequent flyers are recorded when the points are issued to participants.

Under U.S.GAAP, as from 2005, the Company is recognizing revenue earned from selling points into two components. The first component represents the revenue for air transportation sold, which is being valued at current market rate. This revenue is being deferred and recognized over the period the points are expected to be used. The second revenue component, represents the services deemed to have been provided associated with operating the program, which is being recognized when the points are sold.

Revenues deferred in the three and nine-month periods ended September 30, 2006 amounted to R$ 269 and R$ 15,276, respectively, reducing income by the same amount. The accumulated effect on shareholders´ equity at

September 30, 2006 amounted to R$ 30,461 (December 31, 2005 – R$15,185).

(i) Stock options plan

SFAS Statement 123 (R) “Share Based Payment”, requires the measuring and recording of the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS no. 123R requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value of employee share options are estimated using the Black-Scholes option-pricing model. SFAS no. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As described in further details below, the Company has granted options to certain employees to purchase stock at prices below market. The market value of the options granted will be recognized for U.S. GAAP purposes as expense over the period in which the services are rendered. Under Brazilian GAAP the stock options do not generate any expense and are recorded as a capital increase only when exercised, in the amount of the exercise price paid.

The Extraordinary Shareholders' Meeting held on May 16, 2005, the shareholders approved that a maximum of up to 2% of outstanding shares, or 2,857,247 shares, could be used for share options to be granted to full time employees by the Administrative Council.

The Administrative Council meeting held on December 20, 2005, granted the release of 715,252 preferred shares to be used as options under the plan.

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the company at that time. As of December 31, 2005, 715,252 stock options were outstanding, and none had been canceled. The options contain a “service condition” as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. The fair values of the options granted are not reassessed but the compensation cost is reassessed and recognized only for the awards that ultimately vest.

Stock options were granted initially with an exercise price of R$14.40 per share but the exercise price of future grants will be equal to 80% of the weighted average price of the Company’s preferred shares traded on the São Paulo Stock Exchange 30 days prior to the grant date.

For Brazilian GAAP no value registered the expenses for the yielded options.

At September 30, 2006, the average remaining contractual life of the outstanding options was 7 years.

Under U.S. GAAP, the Company accounts for participation in the Plan in accordance with FASB Statement 123 (R) “Share Based Payment”. Accordingly, compensation cost has been recognized as the fair value of the options at the stock option grant date. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2005:

2005

Risk-free interest rates	5.71%
Exercise Price	R$ 14.4
Dividend yield	0.46%
Volatility factors of the market	36.45%
Stock market price	R$ 45.00
Expected life of the option	4.01

The weighted average grant date fair value of the stock options granted in 2005 was R$ 32.94 per share resulting in a total fair value of options granted of R$ 23,559.

For US GAAP purposes, the company registered expenses of R$ 1,541 and R$ 4,617 for the three and nine months periods ended September 30, 2006, with a corresponding credit to shareholders´ equity.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumption including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s option, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(j) Dividends

Under BR GAAP, the Company’s executive officers proposed a dividend distribution from earnings and accrued the dividends.

Under U.S. GAAP the dividends is not considered declared before the decisions of the shareholders. In the quarter ended March 31, 2006 the Company effected the payment of the dividends and therefore the dividends recognized for reconciliation purposes totalled R$ 29,405.

(k) Fidelidade frequent flyer program

In the BR GAAP financial statements, until the previous quarter, the incremental costs from the issue of free flights to customers who had earned them through the Fidelidade frequent flyer program were expensed as incurred. The Company changed its practice and began to accrue future costs of the program, thus eliminating differences between the BR GAAP and US GAAP financial statements in this respect.

(l) Earnings per share

Under Brazilian GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares because, generally, this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

Under U.S. GAAP, because the preferred and common shares have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No, 128, "Earnings per share", which provides computation, presentation and disclosure requirements for earnings per share, The two-class method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period. Common and preferred shareholders have equal rights over undistributed earnings, which can be capitalized or used for reducing accumulated deficits. As a consequence, these earnings would not be available for distribution.

As from May 16, 2005, the preference shares became entitled to the same dividend rights as ordinary shares i.e., they no longer were entitled to an additional 10% over the ordinary share amount, In compensation, preference shares can now vote at Shareholders’ meetings in certain limited circumstances and have the right to the same price paid for ordinary shares in the event of a take-over.

	September 30, 2006

	Common	Preferred
	share	share	Total

Basic and diluted numerator
Undistributed earnings allocation	258,433	384,362	642,795

Total undistributed earnings	258,433	384,362	642,795

Weighted average number of outstanding shares -
basic and diluted (thousands)	59,810	88,955

Basic and diluted earnings per thousand shares
U.S. GAAP - (whole reais) – R$	4.32	4.32

	September 30, 2005

		Preferred	Preferred
	Common	share	share
	share	current	previous	Total

Basic and diluted numerator
10% premium to preferred shareholders			4,982	4,982
Undistributed earnings allocation	205,438	219,103	49,826	474,367

Total undistributed earnings	205,438	219,103	54,808	479,349

Weighted average number of
outstanding shares -
Basic and diluted (thousands)	59,816	82,915	62,913

Basic and diluted earnings per thousand shares –
U.S. GAAP – (whole reais) – R$	3.43	2.64	0.87

(m) Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under U.S. GAAP, SFAS 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income/loss and "other comprehensive income" that include charges or credits directly to equity which are not the result of transactions with owners. In the case of TAM, components of comprehensive income are its net income or loss, changes in additional minimum pension liability and cumulative translation adjustments (Note 28 r (iii)).

(n) Deferred income tax and social contribution

Under Brazilian GAAP, deferred income tax recorded in assets represents the estimated amount to be recovered.

Under U.S. GAAP, deferred taxes on all temporary tax differences are accrued. Deferred tax assets and liabilities are classified as current or long term, according to the classification of the asset or liability that originates the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are offset among themselves and are not presented at the gross value.

Up to 2004, for purposes of U.S. GAAP, management had determined that a valuation allowance for TAM S.A. (the holding company), because of the rebuttable assumption of the three years taxable income was not met. During 2005, TAM S.A. met the assumptions of the three years taxable income, and the projections are sufficient to justify recording the assets. Therefore, management believes that TAM S.A. will more likely than not, realize the associated benefits. For purposes of reconciliation, management has reversed the valuation allowance previously recognized.

In addition for the purpose of reconciliation to U.S. GAAP, the benefits (expenses) of income tax related to U.S. GAAP adjustments were recognized.

For the purpose of reconciliation with U.S. GAAP, additional benefits (expenses) of income tax related exclusively to U.S. GAAP adjustments were recognized in the US GAAP statement of income, in the amounts of R$ (8,245), R$ (119,588), R$ (48,084) and R$ (171,731) for the three and nine months ended September 30, 2006 and 2005, respectively. The accumulated effect in the shareholder’s equity at September 30, 2006 totalled R$ (111,151) (December 31, 2005 – R$ 13,038).

(o) Classification of statement of operations line items

Under Brazilian GAAP, the classification of certain income and expense items is presented differently from U.S. GAAP. The condensed consolidated statement of operations under Brazilian GAAP has therefore been reclassified to present a condensed consolidated statement of operations in accordance with U.S. GAAP (Note 28 (r)). Reclassifications are summarized as follows:

  Interest income and expense and other financial charges reported within operating income in the statement of operations presented under Brazilian GAAP have been reclassified to non-operating income (expenses) in the condensed consolidated statement of operations in accordance with U.S. GAAP.

  Under Brazilian GAAP, gains and losses on the disposal of property, plant and equipment and investments or impairment of fixed assets are classified as non-operating income (expense) while under U.S. GAAP they are classified as an adjustment to operating income.
  The net income (loss) differences between Brazilian GAAP and U.S.GAAP, as detailed in the reconciliation in Note 28 (q), were incorporated in the statement of operations in accordance with U.S. GAAP.

  Cost of services rendered and operating income (expenses) under U.S. GAAP have been presented by type of expense, following disclosure standards used by the airline industry.

(p) Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP, We have recast our consolidated balance sheet prepared in accordance with Brazilian GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP. The reclassifications are summarized as follows:

  Under Brazilian GAAP, cash and banks and financial investments are presented in different lines of the balance sheet, Under U.S. GAAP, SFAS 95, “Statement of cash flows”, defined cash equivalents as short- term highly liquid investments that are both (i) readily convertible to known amounts of cash and (ii) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

  Under U.S. GAAP, certain deferred charges were reclassified to property, plant and equipment, according to their nature.

  Under Brazilian GAAP, deferred income taxes are not netted and assets are presented separately from liabilities. For U.S. GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

  Cost of public equity offering under U.S. GAAP was reclassified to Capital in the Shareholder’s equity.

(q) Reconciliation of the differences
between Brazilian GAAP and U.S. GAAP

Net income

				For the nine-month period
	3rd quarter of			ended September 30,

	Note 28	2006	2005	2006	2005

Net income under Brazilian GAAP		212,714	93,268	421,058	122,094
Reversal of revaluation depreciation	(c) (i)	876	935	2,706	2,928
Lease contracts
Depreciation of capitalized financial lease	(c) (ii)	(33,392)	(31,430)	(100,551)	(94,749)
Foreign expense variation on lease	(c) (ii)	(10,422)	135,793	188,736	461,313
Interest expense on financial lease	(c) (ii)	(28,631)	(30,127)	(92,876)	(97,182)
Non operating	(c) (ii)		(4,499)	(4,023)	(4,499)
Reversal of operating lease expense	(c) (ii)	84,578	84,332	251,827	243,863

Total lease contracts		12,133	154,069	243,113	508,746

Amortization of gain on sale-leaseback
transactions, net	(c) (iv)	8,021	9,367	25,813	33,487
Depreciation of supplementary indexation of
permanent assets	(b)	(22)	(25)	(66)	(76)
Reversal of goodwill amortization	(e) (i)	179	179	538	1,162
Pension Plan	(f)	681	(149)	2,041	(446)
Common control – Mercosur	(e) (ii)	315	(1,783)	(3,950)	6,247
Fair value of derivative instruments	(g)	3,662	(21,882)	82,579	(36,929)
Cost with public equity offering	(p)		2,873	8,444	18,425
Stock option plan	(i)	(269)		(15,276)
Deferral of Fidelidade income	(h)	(1,541)		(4,617)
Deferred income tax and social contribution
on adjustment above	(n)	(8,245)	(48,084)	(119,588)	(171,731)
Provision for deferred income tax	(n)		5,073		(4,558)

Net income under U.S. GAAP		228,504	193,841	642,795	479,349

Shareholders’ equity

	Note 28	September 30, 2006	December 31, 2005

Shareholders’ equity as reported under
Brazilian GAAP		1,441,729	760,087
Reversal of revaluation, net	(c) (i)	(154,829)	(161,196)
Lease contracts	(c) (ii)	573,807	330,694
Deferral of gain on sale-leaseback transaction	(c) (iv)	(219,632)	(245,445)
Business combination (Mercosur)	(e) (ii)	11,828	11,828
Supplementary indexation of permanent assets	(b)	90	156
Reversal of goodwill amortization	(e) (i)	8,784	8,246
Pension plan	(f)	(1,626)	(3,667)
Fair value of derivative instruments	(g)	(10,982)	(93,561)
Deferral of Fidelidade Program income	(h)	(30,461)	(15,185)
Fidelidade frequent flyer program			(13,520)
Reversal of dividends			29,405
Deferred income tax and social contribution on
adjustments above	(j) (i)	(111,151)	13,038
Minority interest on adjustments above		(729)	(729)

Shareholders’ equity as reported under U.S. GAAP		1,506,828	620,151

(r) Condensed consolidated financial statements under U.S. GAAP

Based on the reconciliation items and description above, the condensed consolidated balance sheet, condensed consolidated statement of operations and condensed statement of changes in shareholders’ equity of TAM, under U.S. GAAP, were presented as follows:

(i) Condensed consolidated balance sheet under U.S. GAAP

	September	December
Assets	30, 2006	31, 2005

Current assets
Cash and cash equivalents	103,997	92,935
Short term investments	2,130,385	902,517
Trade accounts receivable (net of allowance for doubtful
accounts – R$ 46,220 and R$ 31,536, respectively)	921,562	763,165
Inventories	103,051	104,565
Taxes recoverable	53,913	43,035
Prepaid expenses	81,711	120,013
Deferred income tax and social contribution	20,153	80,061
Advances to aircraft manufacturers	204,714	100,995
Other receivables	154,307	21,758

	3,773,793	2,229,044

Long-term assets
Income tax and social contribution	11,467	122,995
Deposits in guarantee	130,752	118,660
Judicial deposits	55,593	55,877
Other assets	25,761	12,466

	223,573	309,998

Investments
Goodwill	9,679	9,680
Other investments	71	70
Property, plant and equipment	3,409,073	3,507,855

	3,418,823	3,517,605

Total assets	7,416,189	6,056,647

	September 30,	December 31,
Liabilities and shareholders’ equity	2006	2005

Current liabilities
Suppliers	318,421	282,048
Short-term leases payable	325,718	342,983
Short-term debt, including current portion of long-term debt	112,161	118,448
Debentures	32,063	26,109
Taxes and tariffs payable	53,924	35,156
Advance ticket sales	784,067	557,647
Salaries and payroll charges	164,618	134,048
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	23,997	27,073
Other liabilities	167,766	237,613

	2,014,820	1,793,210

Long-term liabilities
Obligation under financial lease	2,129,922	2,502,424
Long-term debt	257,340	151,405
Debentures	523,510	33,244
Reorganization of Fokker 100 fleet	66,593	85,004
Provision for contingent liabilities	726,322	654,101
Deferred gain on sale-leaseback	187,547	213,360
Other liabilities	792	1,905

	3,892,026	3,641,443

Minority interest	2,515	1,843

Shareholders’ equity	1,506,828	620,151

Total liabilities and shareholders’ equity	7,416,189	6,056,647

(ii) Condensed Consolidated Statement of Operations under U.S. GAAP

			For the nine-month period
	3rd quarter of		ended September 30,

	2006	2005	2006	2005

Net operating revenue	2,075,776	1,539,643	5,382,792	4,066,858

Operating expenses
Personnel	208,059	170,366	604,749	474,128
Fuel	601,540	462,196	1,579,145	1,194,718
Aircraft and flight equipment lease	108,738	75,797	291,140	221,854
Selling and marketing	241,769	232,724	642,688	639,571
Landing, take-off and navigational tariffs	84,692	59,355	226,541	167,102
Depreciation and amortization	57,407	51,306	168,341	152,545
Maintenance	104,742	82,689	284,788	268,295
Services rendered by third parties	155,657	91,605	391,397	258,848
Aircraft insurance	9,486	10,040	26,728	30,079
Other	121,482	77,076	305,309	202,563

	1,693,572	1,313,154	4,520,826	3,609,703

Operating income	382,204	226,489	861,966	457,155

Financial expenses, net	(30,381)	60,319	124,207	260,566

Income before income tax, social contribution and
minority interest	351,823	286,808	986,173	717,721

Income tax and social contribution	(123,019)	(92,979)	(342,879)	(238,216)

Income before minority interest	228,804	193,829	643,294	479,505

Minority interest	(300)	12	(499)	(156)

Income for the period	228,504	193,841	642,795	479,349

(iii) Condensed changes in shareholders’ equity under U.S. GAAP

	September 30, 2006	September 30, 2005

At beginning of the period	620,151	(164,040)
Capital increase	34,316	33,159
Cost of share issue	(8,444)	(18,425)
Capital reserve	238,848	350,784
Stock options plan	4,617
Dividends declared	(29,405)

Cumulative translation adjustment	3,950	(6,247)
Net income	642,795	479,349
Comprehensive income	646,745	473,102

At end of the period	1,506,828	674,580

(s) Business segments

Under Brazilian GAAP, no separate segment reporting is required.

Under U.S. GAAP, SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”, defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which revenues or assets are generated and major customers.

SFAS 131 requires that segment data be presented in the U.S. GAAP financial statements in accordance with the internal information that is used by management for operating decision making, including allocation of resources among segments, and segment performance. This information results from the statutory accounting records kept under Brazilian GAAP, The Company considers that it has only one reportable segment.

(t) Additional disclosure – Advertising and Publicity expenses

Advertising and publicity expenses totaled R$ 13,069, R$ 30,563, R$ 9,641 and R$ 38,507 for the three and nine-month periods ended September 30, 2006 and 2005, respectively, and are being classified as selling and marketing expenses.

The Company is analyzing the disclosure requirements of this new requirement and believes that its adoption will not have any significant impact on its financial position, operating result or cash flows.

(u) Consolidated financial statements

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries.

		Participation in total
		capital- %

	Country of head office	09.30.2006	12.31.2005

Subsidiaries
TAM Linhas Aéreas S.A.	Brazil	100.0	100.0
Transportes Aéreos del Mercosur	Paraguay	94.98	94.98

(i) Consolidated Balance Sheet and Statement of Income – TAM Linhas Aéreas

Assets	September 30, 2006	December 31, 2005

Current assets
Cash and cash equivalents	57,197	65,972
Short term investments	1,186,856	556,848
Trade accounts receivable	914,079	751,981
Inventories	102,346	103,896
Taxes recoverable	48,022	38,181
Prepaid expenses	85,741	100,363
Deferred income tax and social contribution	21,351	20,770
Advances to aircraft manufacturers	204,714	100,995
Other receivables	140,339	21,510

	2,760,645	1,760,516

Long-term assets
Income tax and social contribution	120,048	166,236
Subsidiary	536
Deposits in guarantee	130,752	118,660
Judicial deposits	54,761	55,026
Other assets	25,760	12,466

	331,857	352,388

Permanent Assets
Investments	71	70
Property, plant & equipment	761,929	752,472
Deferred		5,228

	762,000	757,770

Total assets	3,854,502	2,870,674

Liabilities and shareholder´s equity	September 30, 2006	December 31, 2005

Current liabilities
Suppliers	309,280	273,203
Short-term loans and short-term portion of long-term loans	112,161	118,448
Short-term portion of leases payable	77,788	62,049
Debentures	28,714	26,109
Taxes and tariffs payable	53,482	34,836
Advance ticket sales	768,049	546,003
Salaries and payroll charges	163,309	132,901
Dividends payable	27,584	27,584
Provision for income tax and social contribution	24,181	27,073
Other liabilities	131,423	121,910

	1,695,971	1,370,116

Long-term liabilities
Loans	257,340	151,405
Lease payables	105,850	155,703
Debentures	15,025	33,244
Deferred income tax and social contribution	60,394	63,287
Provision for contingent liabilities	721,584	650,150
Reorganization of Fokker 100 fleet	66,593	85,004
Other liabilities	792	1,906

	1,227,578	1,140,699

Shareholders’ equity	930,953	359,859

Total liabilities and shareholders’ equity	3,854,502	2,870,674

			For the nine-month period
	3rd quarter of		ended September 30,

	2006	2005	2006	2005

Gross operating revenue
Air transportation revenues
Domestic	1,460,664	1,156,451	3,876,598	3,017,324
International	412,658	252,096	957,843	645,959
Cargo	122,250	97,871	334,500	280,959
Other operating revenues	134,243	70,855	371,923	211,199

Taxes and deductions	(99,285)	(70,222)	(264,455)	(185,089)

Net operating revenue	2,030,530	1,507,051	5,276,409	3,970,352

Cost of services rendered	(1,257,681)	(976,294)	(3,389,070)	(2,666,494)

Gross profit	772,849	530,757	1,887,339	1,303,858

Operating income (expenses)
Selling	(318,694)	(273,796)	(819,027)	(765,014)
General and administrative	(108,897)	(78,692)	(291,638)	(219,359)
Financial expenses	(22,182)	(44,308)	(232,815)	(123,879)
Financial income	5,847	6,178	112,959	25,951
Other operating expenses, net	(24,768)	(6,919)	(60,753)	(13,119)
Management fees	(1,161)	(9,254)	(14,765)	(19,993)

	(469,855)	(406,791)	(1,306,039)	(1,115,413)

Operating income	302,994	123,966	581,300	188,445

Non-operating income (expenses), net	1,347	2,369	8,128	(1,635)

Income before income tax and
social	304,341	126,335	589,428	186,810

Income tax and social contribution
Current	(82,594)	(55,037)	(176,081)	(80,280)
Deferred	(26,519)	10,620	(33,365)	15,280

Net income for the period	195,228	81,918	379,982	121,810

(ii) Balance Sheet and Statement of Income – Transportes Aéreos del Mercosur

Assets	September 30, 2006	December 31, 2005

Current assets
Cash and cash equivalents	46,541	25,838
Trade accounts receivable	7,484	9,396
Inventories	706	669
Taxes recoverable	5,891	5,052
Prepaid expenses	1,899	1,748
Other receivables	981	2,036

	63,502	44,739

Long-term assets
Deposits in guarantee	1,586	1,639
Judicial deposits	826	850

	2,412	2,489

Permanent assets
Property, plant & equipment	16,471	16,136

	16,471	16,136

Total assets	82,385	63,364

Liabilities and shareholders’ equity	September 30, 2006	December 31, 2005

Current liabilities
Suppliers	9,141	8,845
Taxes and tariffs payable	386	283
Advance ticket sales	16,019	11,644
Salaries and payroll charges	1,167	1,054
Other liabilities	844	871

	27,557	22,697

Long-term liabilities
Provision for contingent liabilities	4,738	3,951

	4,738	3,951

Shareholders’ equity	50,090	36,716

Total liabilities and shareholders’ equity	82,385	63,364

			For the nine-month period
	3rd quarter of		ended September 30,

	2006	2005	2006	2005

Gross operating revenue
Air transportation revenues
International	40,803	31,645	112,261	95,084
Cargo	1,739	1,729	5,109	4,808
Other operating revenues	8,240	4,386	19,846	12,775

Taxes and deductions	(223)	(183)	(837)	(662)

Net operating revenue	50,559	37,577	136,379	112,005

Cost of services rendered	(31,147)	(25,289)	(85,808)	(73,991)

Gross profit	19,412	12,288	50,571	38,014

Operating income (expense)
Selling	(10,993)	(8,852)	(30,735)	(27,111)
General and administrative	(1,926)	(2,158)	(5,954)	(6,960)
Financial expenses	(1,980)	(1,250)	(4,547)	(2,667)
Financial income	515	590	1,375	1,915

	(14,324)	(11,670)	(39,861)	(34,823)

Operating income (loss)	5,088	618	10,710	3,191

Non-operating income (expenses), net	555	1,013	3,392	(6,652)

Net income (loss) for the period	5,643	1,631	14,103	(3,461)

(v) Recently issued accounting pronouncements

In February 2006, the FASB issued FAS 155, “Accounting for certain hybrid financial instruments”, which amends FASB Statements Nº 133, Accounting for Derivative Instruments and Hedging Activities, and FAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement or solves issues addressed in Statement 133 Implementation Issue Nº D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements.

In March 2006, the FASB issued FAS 156, “Accounting for Servicing Financial Assets”, which amends FASB Statements Nº 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement or solves issues addressed in Statement Nº 140 regarding recognition for all servicing financial asset or liability and its measurement methods. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements.

In July 2006, the FASB issued FIN 48, “Accounting for uncertainty in income taxes”, which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements.

In September 2006, the FASB issued FAS 157, “Fair Value Measurement”, which clarifies and set up a framework for measuring fair value and expands disclosure about fair value measurement. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements.

In September 2006, the FASB issued FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, which amends FASB Statements 87 and Statement 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plan and for Termination Benefits and FASB Statement 132 (revised 2003), Employers’ Disclosures about Pension and Other Postretirement Benefits. This statement improves financial reporting and address concerns that prior standards on employers’ accounting for defined benefit postretirement plans failed to communicate the funded status of those plans in a complete and understandable way.

In September 2006, the SEC issued Staff Accounting Bulletin - SAB 108, which addresses concerns over diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements.

*           *           *

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 01, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.